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Exhibit 99.1

LOAN AGREEMENT
(Remington Park Construction Facility, Oklahoma)

July 22, 2005

TABLE OF CONTENTS

ARTICLE 1
DEFINITIONS

ARTICLE 2
THE LOAN

ARTICLE 3
PAYMENTS AND INTEREST

i

ARTICLE 4
ADVANCES UNDER THE LOAN

		Page
4.1	First Advance	30
4.2	Subsequent Advances	35

ARTICLE 5
SECURITY FOR LOAN

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

		Page
6.1	Borrower's and Guarantors' Representations and Warranties	43
6.2	Survival of Borrower's and Guarantors' Representations	54
6.3	Lender's Representations and Warranties	54

ARTICLE 7
AFFIRMATIVE COVENANTS

Page
7.1	Covenants	54

ARTICLE 8
NEGATIVE COVENANTS

Page
8.1	Negative Covenants	66

ARTICLE 9
EVENTS OF DEFAULT; ACCELERATION OF INDEBTEDNESS

		Page
9.1	Events of Default	74
9.2	Acceleration; Remedies	78
9.3	Waiver of Certain Rights	78

ii

ARTICLE 10
MISCELLANEOUS

iii

LOAN AGREEMENT

THIS AGREEMENT made as of the 22nd day of July, 2005.

BETWEEN:

  REMINGTON PARK, INC.,
  a corporation incorporated under the laws of the
  State of Oklahoma

  (hereinafter called the "Borrower"),

OF THE FIRST PART,

— and —

  MID ISLANDI SF.,
  a partnership formed under the laws of Iceland,
  acting through its Zug branch

  (hereinafter called the "Lender"),

OF THE SECOND PART,

— and —

  GPRA THOROUGHBRED TRAINING CENTER, INC.,
  a corporation incorporated under the laws of the
  State of Delaware

  (hereinafter called the "Palm Meadows Guarantor"),

OF THE THIRD PART,

— and —

  GULFSTREAM PARK RACING ASSOCIATION, INC.,
  a corporation incorporated under the laws of the
  State of Florida

  (hereinafter called the "Gulfstream Guarantor"),

OF THE FOURTH PART,

— and —

  MAGNA ENTERTAINMENT CORP.,
  a corporation incorporated under the laws of the
  State of Delaware

  (hereinafter called "MEC", and
  together with the Gulfstream Guarantor and
  the Palm Meadows Guarantor, collectively,
  the "  Guarantors", and each individually, a "Guarantor"),

OF THE FIFTH PART.

WITNESSES THAT:

        WHEREAS the Borrower is the lessee of the Remington Lands pursuant to the Remington Lease (in each case as hereinafter defined) and the owner of the Remington Park Race Track clubhouse/grandstand currently comprising part of the Remington Property (as hereinafter defined);

        AND WHEREAS the Borrower has requested that the Lender provide the Borrower a term credit facility in the aggregate principal amount of up to the Loan Amount (as hereinafter defined) for the purpose of financing the development, design and construction (the "Construction") of a gaming facility and related Remington FF&E, including the acquisition and installation of authorized gaming machines (the "Remington Facilities"), at the Remington Park Race Track clubhouse/grandstand currently comprising part of the Remington Property, including the reimbursement of the Borrower for Construction Costs (as hereinafter defined) of the Construction already incurred and funded by the Borrower or MEC in the amount of approximately $900,000, and for no other purpose, whether related to the Remington Property or otherwise;

        AND WHEREAS the Lender has agreed to make available such financing to be used solely for the purpose of financing the Construction Costs and the Costs (as hereinafter defined) of the Lender;

        NOW THEREFOR THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained, and in reliance on the individual creditworthiness of the Borrower and each of the Guarantors based on the representations, warranties and covenants of the Borrower and each of the Guarantors contained herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1   Definitions

        As used herein, the following capitalized terms shall have the respective meanings set forth below:

"Administrative Agent" has the meaning ascribed thereto in Section 10.20;

"Advance" means the First Advance and any Subsequent Advances (including a Holdback Advance);

"Affiliate" shall mean, with respect to any Person, each Person that controls, is controlled by or is under common control with such Person or any Affiliate of such Person; provided, however, that in no case shall any Administrative Agent or any Lender be deemed to be an Affiliate of the Borrower or any Guarantor for purposes of this Agreement. For the purpose of this definition, "control" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise;

"Allocable Amount" has the meaning ascribed thereto in Section 10.23;

"Applicable Legal Requirement" means any Governmental Rule which could be reasonably expected to be generally followed by any Person with operations comparable to those which are or have been conducted by any of the Borrower and/or the Guarantors, as applicable, or to any of the operations now or previously conducted at any of the Properties;

"Architect" means Jeter, Cooke and Jepson, or such other Person acceptable to the Lender, acting reasonably, who is engaged in architectural work and who is a member or licensee in good standing of the Oklahoma Association of the American Institute of Architects or any successor thereto;

"Aventura Lands" means the lands of approximately 39.2 acres, in the City of Aventura, Miami-Dade County, Florida, legally described on Schedule A;

"Aventura Property" means the Aventura Lands, and all improvements now or hereafter located on the Aventura Lands, together with all tangible and intangible property of the Gulfstream Guarantor now or hereafter owned or leased by the Gulfstream Guarantor in connection with the Aventura Lands or the improvements now or hereafter thereon;

"Aventura Property Purchase and Sale Agreement" means the agreement of purchase and sale between the Gulfstream Guarantor, as vendor, and the City of Aventura, as purchaser, in respect of six acres of the Aventura Property;

"Bankruptcy Code" has the meaning ascribed thereto in Section 9.1(f);

"Base Rate" means, for any day, the annual rate of interest equal to the greater of (i) the rate which the Bank of Montreal establishes at its principal office in Toronto, Ontario as the reference rate of interest in order to determine interest rates it will charge on such day for commercial loans in U.S. dollars made to its customers in Canada and which it refers to as its "Base Rate", and (ii) the Federal Funds Effective Rate on such day plus 1% per annum, such rate to be adjusted automatically and without the necessity of any notice to the Borrower upon each change to such rate;

"Borrower" means Remington Park, Inc. and its successors and permitted assigns;

"Borrower Incorporation Documents" has the meaning ascribed thereto in Section 6.1(f);

"Borrower's and Guarantors' Counsel" means Osler, Hoskin & Harcourt LLP, or such other firm or firms of solicitors or counsel as are appointed by the Borrower and the Guarantors from time to time and notice of which is provided to the Lender;

"Borrower's and Guarantors' Florida Agent" means the Miami office of Akerman Senterfitt, or such other firm or firms of solicitors or agents in the State of Florida as are appointed by the Borrower and Guarantors from time to time and notice of which is provided to the Lender;

"Borrower's Oklahoma Counsel" means the Oklahoma City office of Crowe & Dunlevy, A Professional Corporation, or such other firm or firms of solicitors or agents in the State of Oklahoma as are appointed by the Borrower from time to time and notice of which is provided to the Lender;

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks are authorized or obligated to close under the laws of the United States of America or the State of Oklahoma;

"Capitalized Interest Tranche" has the meaning ascribed thereto in Section 3.1(a);

"Capital Expenditures" means, for any Person during any period, the aggregate amount of all expenditures of such Person for fixed or capital assets made during such period which, in accordance with GAAP, are classified as capital expenditures;

"Capital Lease Obligations" means the obligations of the Borrower to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real or personal property, which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP and, for purposes of this Agreement, the amount of such obligations shall in each case be the capitalized amount thereof, determined in accordance with GAAP;

"Cash Equivalents" means short-term issued guaranteed deposits or certificates of deposit with recognized financial institutions, bonds or similar obligations carrying the full faith and credit of the United States of America or any state thereof or any agency or instrumentality of any of the foregoing unconditionally backed by such credit and other similar investments acceptable to the Lender in its sole discretion;

"Collateral" shall mean, collectively, all of the undertaking, property and assets of the Borrower and the Guarantors subject to the Encumbrances, or intended to be subject to the Encumbrances, created by the Security;

"Combined" means, in relation to any financial results or financial statements of the Borrower, the Gulfstream Guarantor and the Palm Meadows Guarantor, the combined financial results or financial statements of the Borrower, the Gulfstream Guarantor and the Palm Meadows Guarantor, calculated and prepared in accordance with GAAP;

"Compliance Certificate" has the meaning ascribed thereto in Section 7.1(d)(i)(B);

"Construction" has the meaning ascribed thereto in the second recital hereof;

"Construction Contracts" means all contracts entered into by the Borrower or its agents with Persons for the supply by such Persons of construction services or materials for Construction or any part thereof or services or materials related thereto, including without limitation the letter of understanding between the Borrower and Klewin Gaming & Hospitality, a division of Klewin Building Company, Inc., dated May 25, 2005, in respect of the construction and addition to be constructed at Remington Park Racino and the construction agreement between the Borrower and City Service, LLC, dated May 3, 2005, in respect of the construction of a new roof on the building located on the Remington Lands;

"Construction Costs" means all costs and expenses properly paid or due for the development, design, and construction of the Remington Facilities or any part thereof as part of the Construction and the financing of same that constitute Capital Expenditures, including, without limiting the generality of the foregoing:

  (i)
  payments made to general contractors, trade contractors and/or subcontractors and material suppliers pursuant to contracts relating directly to the construction and lease-up of the Construction;

  (ii)
  on-site costs incurred by or on behalf of the Borrower, including the cost of full-time on-site employees;

  (iii)
  reasonable professional and consulting fees and expenses such as architectural, engineering, leasing, surveying, design, legal and accounting fees and expenses;

  (iv)
  costs of building permits, water and sewer connection or usage fees, municipal levies, hydro fees and other similar expenses, temporary utilities, traffic signalization and landscaping;

  (v)
  all expenses relating to construction insurance, necessary surety and other performance bonds;

  (vi)
  underwriting and financing fees, including letters of credit, standby fees, commitment fees, hedging fees and other finance placement costs; and

  (vii)
  interest at the rate applicable from time to time on the principal amount outstanding hereunder for the payment of those items listed in clauses (i) through (vi) of this definition to the end of the previous month;

"Cost Consultant" has the meaning ascribed thereto in Section 2.9;

"Cost Retainer" has the meaning ascribed thereto in Section 3.9;

"Costs" has the meaning ascribed thereto in Section 3.9;

"Debt" has the meaning ascribed thereto in Section 8.1(b);

"Disclosure Schedule" means the disclosure schedule prepared and executed by the Borrower as of July 26, 2005;

"EBITDA" means the earnings of a Person for any period, before interest, taxes, depreciation and amortization for such period, in each case, determined on a consolidated basis;

"Employee Benefit Plan" shall mean any employee benefit plan within the meaning of section 3(3) of ERISA maintained or contributed to by the Borrower or any Guarantor or any ERISA Affiliate, other than a Multiemployer Plan;

"Encumbrance" means any mortgage, lien (statutory or otherwise), pledge, assignment by way of security, charge, preference, priority, security interest, lease intended as security, title retention agreement, statutory right reserved in any Governmental Authority, registered lease of real property, hypothecation, deposit arrangement or other security arrangement of any kind;

"Environment" means soil, land, surface and subsurface strata, surface waters, groundwaters, drinking water supply, stream sediments, ambient air (including air in buildings, natural or man-made structures), all layers of the atmosphere, all inorganic and organic matter and living organisms (including humans), all natural resources and the interacting natural systems that include the foregoing listed components;

"Environmental Consent" means any consent, approval, permit, licence, Order, filing, authorization, exemption, registration, ratification, permission, waiver, reporting or notice requirement and any other related agreement or communications whatsoever issued, granted or given or otherwise made available by or under the authority of any Governmental Authority regarding environmental matters or under any Environmental Law;

"Environmental Damages" means all claims, judgments, damages, losses, penalties, liabilities (including strict liability), fines, charges, costs and expenses, including costs of investigation, remediation, defense, settlement and reasonable attorneys' fees and expenses and reasonable consultants' fees, that (i) are incurred at any time as a result of the existence of any Hazardous Materials at, on, upon, about or beneath any of the Properties or migrating or threatening to migrate to or from any of the Properties, or (ii) arise from any investigation, Proceeding or remediation of any of the Properties (or any adjacent property to which any such Hazardous Materials may have migrated) in connection with any allegation that any Person directly or indirectly disposed of Hazardous Materials thereon, therein or thereunder or in any manner whatsoever in violation of Environmental Laws;

"Environmental Disclosure" means the text of the Environmental Reports, in each case including the attachments thereto but excluding the underlying documents referred to in the Environmental Reports;

"Environmental Laws" means any Applicable Legal Requirement that requires or relates to:

  (i)
  notifying appropriate authorities, employees or the public of the presence of or intended or actual Releases of Hazardous Materials or violations of discharge limits or other prohibitions or of the commencement of activities, such as resource extraction or construction, that could have an impact on the Environment;

  (ii)
  preventing or reducing to acceptable levels the presence of or Release of Hazardous Materials in or into the Environment;

  (iii)
  reducing the quantities, preventing the Release or minimizing the hazardous characteristics of wastes that are generated;

  (iv)
  protecting the Environment, including regulating, limiting or restricting Releases of Hazardous Materials and protecting resources, species, or visual or ecological amenities;

  (v)
  the transportation, use and disposal of Hazardous Materials or other potentially harmful substances;

  (vi)
  remediating Hazardous Materials that have been Released or are in the Environment, preventing the Threat of Release or paying the costs of such remediation; or

  (vii)
  making responsible Persons or polluting Persons pay private parties or third parties, or groups of them, for damages done to their health or the Environment or permitting representatives of the public to recover for injuries done to public assets or to obtain any other remedies whatsoever;

        and includes all Environmental Consents;

"Environmental or Safety Liability" means any Loss arising from, under, or in connection with any of the following:

  (i)
  any environmental or safety matter or condition (including the presence, use, generation, manufacture, disposal or transport of Hazardous Materials, on-site or off-site contamination, safety or health matters, noise, odour, nuisance or the regulation of any chemical substance or product);

  (ii)
  responsibility, financial or otherwise, under any Environmental Law or Safety Law for clean-up costs or corrective action, including any clean-up, removal, containment or other remediation or response actions required by any Environmental Law or Safety Law (whether or not such actions have been required or requested by any Governmental Authority or any other Person) and for any natural resource damages; or

  (iii)
  any other compliance, corrective, remedial or other measure or cost required or lawfully imposed under any Environmental Law or Safety Law;

"Environmental Reports" has the meaning ascribed thereto in Section 7.1(w);

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended;

"ERISA Affiliate" means any Person which is treated as a single employer with the Borrower or any Guarantor under Section 414 of the IRC;

"Event of Default" has the meaning ascribed thereto in Section 9.1;

"Excess Cash Flow" means, for any Person for any fiscal quarter of such Person, an amount equal to the EBITDA of such Person (a) increased by, to the extent not added back in the calculation of EBITDA for such fiscal quarter, any non-cash deductions therefrom, including any deductions for deferred or capitalized interest and for extraordinary or unusual losses, in each case, in respect of such fiscal quarter and (b) reduced by any Capital Expenditures of such Person permitted by Section 8.1(h), and, to the extent included in the calculation of EBITDA for such fiscal quarter, interest (other than deferred or capitalized interest) and principal on any Debt for borrowed money of such Person permitted by Section 8.1(b), cash taxes of such Person and extraordinary or unusual gains of such Person, in each case, in respect of such fiscal quarter;

"Federal Funds Effective Rate" means, for any day, the annual rate of interest equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York, or if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by an agent for the Lender from three United States of America federal funds brokers of recognized standing selected by it;

"First Advance" has the meaning ascribed thereto in Section 4.1;

"First Advance Date" has the meaning ascribed thereto in Section 4.1(a);

"GAAP" means, at any time, generally accepted accounting principles in effect from time to time in the United States of America as applied in a consistent manner from period to period;

"Governmental Authority" means (a) any nation, state, county, city, town, borough, village, district or other jurisdiction; (b) any federal, state, local, municipal, foreign or other government; (c) any governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental power); (d) any body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, regulatory or taxing authority or power, including the Federal Deposit Insurance Corporation, the Federal Reserve Board, the Comptroller of the Currency, any central bank, fiscal, monetary or any comparable authority; or (e) any official of the foregoing;

"Governmental Authorizations" means any permit (including a building permit), licence, registration, approval (including a development or zoning approval or variance or a platting or land subdivision approval), finding of suitability, authorization, plan, directive, order, consent, exemption, waiver, consent order or consent decree of or from, or notice to, action by or filing with, any Governmental Authority;

"Governmental Rule" means any applicable federal, state, provincial, regional, local, municipal, foreign or other law, treaty, constitution, statute, regulation, by-law, common law, principle of common law, code, ordinance, policy, circular, guideline, rule, Order or any other instrument, declaration or statement of a Governmental Authority provided that if the same does not have the force of law, it is generally expected to be complied with by those to whom it is addressed by the authority enacting or responsible for implementing the same;

"Guarantees and Indemnities" means, collectively, the Gulfstream Guarantee and Indemnity, the Palm Meadows Guarantee and Indemnity and, subject to the termination of the MEC Guarantee and Indemnity as contemplated herein, the MEC Guarantee and Indemnity;

"Guarantor Incorporation Documents" has the meaning ascribed thereto in Section 6.1(g);

"Guarantor Payment" has the meaning ascribed thereto in Section 10.23;

"Guarantors" means, collectively, the Palm Meadows Guarantor, the Gulfstream Guarantor and, until such time as the MEC Guarantee and Indemnity shall become a limited resource guarantee as provided in Section 5.1(g), MEC; and "Guarantor" means any one of the Guarantors;

"Gulfstream/Aventura Properties" means, collectively, the Gulfstream Property and the Aventura Property;

"Gulfstream/Aventura Second Mortgage" has the meaning ascribed thereto in Section 5.1(i)(i);

"Gulfstream Construction Contracts" means "Construction Contracts" as defined in the Gulfstream Loan Agreement;

"Gulfstream Development Agreement" means "Development Agreement" as defined in the Gulfstream Loan Agreement;

"Gulfstream Facilities" has the meaning ascribed thereto in the Gulfstream Loan Agreement;

"Gulfstream Facilities Completion Date" has the meaning ascribed thereto in the Gulfstream Loan Agreement;

"Gulfstream Guarantee and Indemnity" has the meaning ascribed thereto in Section 5.1(h);

"Gulfstream Guarantor" means Gulfstream Park Racing Association, Inc., and its successors and permitted assigns;

"Gulfstream Lands" means the lands comprised of approximately 214.8 acres (including the Mixed-Use Lands) and having a building area of approximately 350,000 square feet for the clubhouse and grandstand plus approximately 240,000 square feet for the backstretch, upon which the Gulfstream Facilities are to be reconstructed, located in Broward County and Miami-Dade County, Florida, and legally described on Schedule E;

"Gulfstream Loan Agreement" means the loan agreement made as of December 9, 2004 among the Gulfstream Guarantor, as borrower, the Lender, as lender, and MEC Pennsylvania Racing, Inc., Washington Trotting Association, Inc., and Mountain Laurel Racing, Inc., as guarantors, as amended and restated by an amended and restated loan agreement made as of July 22, 2005 among the Gulfstream Guarantor, the Lender, MEC Pennsylvania Racing, Inc., Washington Trotting Association, Inc., and Mountain Laurel Racing, Inc., and the Borrower, and as the same may hereafter be further amended or restated from time to time;

"Gulfstream Property" means the Gulfstream Lands and all improvements now or hereafter located on the Gulfstream Lands, together with all tangible and intangible property of the Gulfstream Guarantor now or hereafter owned or leased by the Gulfstream Guarantor in connection with the Gulfstream Lands or the improvements now or hereafter thereon;

"Gulfstream Reconstruction" means the "Reconstruction" as defined in the Gulfstream Loan Agreement;

"H.15 Statistical Release" has the meaning ascribed thereto in Section 3.4;

"Hazardous Activity" shall include the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, release, storage, transfer, transportation, treatment or use (including any withdrawal or other use of contaminated groundwater) of Hazardous Materials in, on, under, about and from any of the Properties or any part thereof and any other act, business or operation that poses a material risk of harm, to Persons or property on or off the Properties;

"Hazardous Material" shall mean any solid, liquid, gas, odour, heat, vibration, radiation or combination of any of them that may have an adverse effect on the Environment, and includes all wastes, pollutants, contaminants and each hazardous, toxic, radioactive, noxious, flammable, corrosive or caustic matter or substance, including any substance, material or waste which is or is expected to be regulated by any Governmental Authority and including any material, substance or waste which is defined as a "contaminant" or "pollutant" or as "hazardous", "toxic", "harmful" or "dangerous" under any provision of any Environmental Law or Safety Law, and including petroleum, petroleum products, asbestos, asbestos-containing material, urea formaldehyde and polychlorinated biphenyls;

"Holdback Advance" has the meaning ascribed thereto in Section 2.4;

"Indebtedness" has the meaning ascribed thereto in Section 5.1;

"Independent Investment Banker" has the meaning ascribed thereto in Section 3.4;

"Interest Date" means (i) where the Interest Rate is being determined with reference to LIBOR, the last day of each one month LIBOR period used in determining the Interest Rate and (ii) in all other cases, the last Business Day of each calendar month;

"Interest Rate" means: (a) from the date of the First Advance until the Remington Facilities Completion Date, a floating rate equal to 2.55% above MID's notional per annum cost of one month LIBOR borrowings under its principal floating rate credit facility (as designated by MID from time to time) to the extent that MID is able to determine such rate under its floating rate credit facility, and otherwise 2.55% above MID's notional per annum cost of Base Rate borrowings under its floating rate credit facility, in each case, compounded monthly and (b) from and after the Remington Facilities Completion Date until the Remington Maturity Date, a fixed rate of 10.5% per annum, compounded semi-annually;

"IRC" means the Internal Revenue Code of 1986, as amended;

"JV Ground Lease" has the meaning ascribed thereto in Section 5.3;

"JV Inter-Creditor Agreement" has the meaning ascribed thereto in Section 5.3;

"Lender" means MID Islandi sf., a partnership formed under the laws of Iceland, acting through its Zug Branch, and its successors and permitted assigns;

"Lender's Counsel" means Davies Ward Phillips & Vineberg LLP, or such other firm or firms of solicitors or counsel as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

"Lender's Florida Agent" means the Miami office of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., or such other firm or firms of solicitors or agents in the State of Florida as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

"Lender's Oklahoma Agent" means the Oklahoma City office of Spradling, Kennedy & McPhail L.L.P., or such other firm or firms of solicitors or agents in the State of Oklahoma as are appointed by the Lender from time to time and notice of which is provided to the Borrower and the Guarantors;

"Lender's Pre-Advance Expenses" means all reasonable and documented fees and charges, including legal fees and disbursements, closing costs, recording and notary fees and any other similar matters pertinent thereto incurred by the Lender and/or its advisors in connection with this Agreement and/or the Loan Documents on or prior to the date of the First Advance;

"LIBOR" has the meaning ascribed thereto in the documentation governing MID's principal floating rate credit facility referred to in the definition of "Interest Rate";

"Loan" has the meaning ascribed thereto in Section 2.1;

"Loan Amount" means the principal amount made available by way of Advances to a maximum of Thirty-Four Million Two Hundred Thousand Dollars ($34,200,000), as such principal amount may be increased through the capitalization of interest in accordance with and subject to the terms hereof and as a result of deemed Advances in respect of Costs;

"Loan Documents" means, collectively, this Agreement, the Security and all other documents and agreements delivered pursuant hereto and thereto;

"Loss" means any liability, cost, damage, Environmental Damage, loss, obligation, claim, action, suit, fine, penalty, judgment, award, legal or administrative proceeding, other Proceeding, demand or response, remedial or inspection cost or expense, amount paid in settlement, interest thereon or expense (including reasonable and documented legal or consulting fees, court costs and other out-of-pocket expenses incurred by or on behalf of the Lender in investigating, preparing or defending the foregoing);

"Margin Stock" has the meaning ascribed thereto in Section 6.1(mm);

"Material Adverse Change" means any material adverse change in the business, condition (financial or otherwise), operations, performance, properties or prospects of the Borrower or of any Guarantor, or of any of the Properties;

"Material Adverse Effect" means an event, occurrence or condition which has a material adverse effect on (i) the business, assets, operations, liabilities, prospects or financial or other condition of the Borrower and/or any of the Guarantors, (ii) the ability of the Borrower to complete the Construction, (iii) the ability of the Gulfstream Guarantor to complete the Gulfstream Reconstruction, (iv) the ability of the Borrower and/or any of the Guarantors to pay the Indebtedness or perform any of its obligations in accordance with the terms of this Agreement and the other Loan Documents, (v) the rights and remedies of the Administrative Agent or any Lender under this Agreement or the other Loan Documents, (vi) the value of the Collateral, or (vii) the Lender's security interests in the Collateral or the perfection or priority of such security interests;

"Material Agreements" means: (i) the Construction Contracts; (ii) the Remington Development Agreement; (iii) the Aventura Property Purchase and Sale Agreement; (iv) the Gulfstream Construction Contracts; (v) the Gulfstream Development Agreement; (vi) the Remington Lease; (vii) the agreements and other documents disclosed by the Borrower or Guarantor as Material Agreements in either (A) the Disclosure Schedule or (B) in writing to the Lender at any time as provided in Section 6.1(o); (viii) other contracts, agreements, commitments or other documents materially affecting the use, development, leasing, construction and/or operation of any of the Properties; and (ix) any contract, agreement, commitment or other document, the default under or the termination of which could reasonably be expected to result in a Material Adverse Change;

"MEC" means Magna Entertainment Corp., a corporation incorporated and subsisting under the laws of the State of Delaware, and its successors and permitted assigns;

"MEC Bridge Loan Agreement" means the loan agreement made as of July 22, 2005 between, inter alia, MEC, as borrower, and the Lender, as lender, as the same may be amended or restated from time to time;

"MEC Guarantee and Indemnity" has the meaning ascribed thereto in Section 5.1(g);

"MEC Recapitalization Plan" means the plan approved and adopted by the MEC board of directors to recapitalize MEC and its subsidiaries and to revise the business plan for MEC and its subsidiaries, and which shall be in form, scope and terms satisfactory to the Lender in its sole and absolute discretion;

"MID" means MI Developments Inc., a corporation incorporated under the laws of the Province of Ontario;

"Mixed-Use Lands" means the lands of approximately 85.7 acres, forming part of the Gulfstream Lands, as more particularly described on Schedule B-1 of the Mixed-Use Property Pre-Development Agreement, that the Gulfstream Guarantor proposes to develop for a mixed-use development;

"Mixed-Use Property" means the Mixed-Use Lands, and all improvements now or hereafter located on the Mixed-Use Lands, together with all tangible and intangible property of the Gulfstream Guarantor now or hereafter owned or leased by the Gulfstream Guarantor in connection with the Mixed-Use Lands or the improvements now or hereafter thereon;

"Mixed-Use Property Pre-Development Agreement" means the pre-development management agreement, dated April 2, 2004, by and between the Gulfstream Guarantor, as owner, and Forest City Commercial Group, Inc., as developer;

"Mortgages" means, collectively, the Remington Mortgage, the Gulfstream/Aventura Second Mortgage and the Palm Meadows Training Center Second Mortgage;

"Multiemployer Plan" means any multiemployer plan within the meaning of section 3(37) of ERISA maintained or contributed to by the Borrower, any Guarantor or any ERISA Affiliate;

"Net Debt" of a Person means, at any time, the Debt of such Person and its subsidiaries at such time determined in accordance with GAAP (including, for greater certainty, indebtedness and liabilities in respect of capital leases and similar obligations) less the aggregate of cash and Cash Equivalents of such Person at such time to which such Person has the sole and unrestricted right. For greater certainty, cash and Cash Equivalents of a Person shall exclude purse accounts and pooled or co-mingled cash or Cash Equivalents, unless Net Debt is being determined on a Combined basis, in which case pooled or co-mingled cash or Cash Equivalents which are solely those of Persons included in the calculation of Combined Net Debt shall not be excluded;

"Occupancy Agreements" has the meaning ascribed thereto in Section 6.1(q);

"Order" means any order, injunction, judgment, decision, decree, ruling, assessment or arbitration award of any Governmental Authority;

"Organizational Documents" has the meaning ascribed thereto in Section 6.1(g);

"Palm Meadows Guarantee and Indemnity" has the meaning ascribed thereto in Section 5.1(j);

"Palm Meadows Guarantor" means GPRA Thoroughbred Training Centre, Inc., and its successors and permitted assigns;

"Palm Meadows Training Center Lands" means the lands legally described on Schedule D;

"Palm Meadows Training Center Property" means the Palm Meadows Training Center Lands and all improvements now or hereinafter located on the Palm Meadows Training Center Lands, together with all tangible and intangible property now or hereafter owned or leased by the Palm Meadows Guarantor in connection with the Palm Meadows Training Center Lands or the improvements now or hereafter thereon;

"Palm Meadows Training Center Second Mortgage" has the meaning ascribed thereto in Section 5.1(k)(i);

"Permitted Encumbrances" means the encumbrances set out in Schedule C hereto, any Purchase Money Security Interests in respect of the Properties up to a maximum aggregate amount (together with any Purchase Money Security Interests in respect of the Properties disclosed on Schedule C) of $12,500,000, and any other encumbrances from time to time permitted by the Lender, in its sole and absolute discretion, in respect of any of the Properties;

"Permitted Lender Assignee" has the meaning ascribed thereto in Section 10.6;

"Person" means and includes an individual, a partnership, a corporation (including a business trust), a joint stock company, an unincorporated association, a limited liability company, a limited liability partnership, a joint venture, a trust or other entity or a Governmental Authority;

"Plans", in relation to the Construction, has the meaning ascribed thereto in Section 7.1(h) and, in relation to the Gulfstream Reconstruction, has the meaning ascribed thereto in the Gulfstream Loan Agreement;

"Pre-Payment Amount" has the meaning ascribed thereto in Section 3.4;

"Pre-Payment Date" has the meaning ascribed thereto in Section 3.4;

"Pre-Payment Make-Whole Amount" has the meaning ascribed thereto in Section 3.4;

"Pre-Payment Notice" has the meaning ascribed thereto in Section 3.4;

"Proceeding" means any action, arbitration, audit, claim, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator;

"Properties" means, collectively, the Remington Property, the Palm Meadows Training Center Property and the Gulfstream/Aventura Properties, and "Property" means any one of the Properties;

"Purchase Money Obligation" means any indebtedness, liability or obligation representing any unpaid part of, or incurred or assumed to pay or refinance the whole or any part of, the cost of acquisition of any property or asset acquired by the Gulfstream Guarantor intended to be used in carrying on the business of the Gulfstream Guarantor and any expenditures made for fixed improvements thereto, if such borrowing is incurred or assumed within 24 months after the acquisition of such property or asset or the making of such expenditures, as the case may be, including Capital Lease Obligations;

"Purchase Money Security Interest" means any Encumbrance to secure a Purchase Money Obligation, provided that: (i) the Encumbrance attaches solely to the property or asset acquired or purchased (excluding any acquired or purchased equity securities) and fixed improvements thereto; (ii) at the time of acquisition of such property or asset, the aggregate principal amount remaining unpaid on all Purchase Money Obligations secured by such Encumbrance on such property or assets whether or not assumed by the Gulfstream Guarantor does not exceed an amount equal to the total purchase price of such property or assets; and (iii) such Purchase Money Obligations shall have been incurred within the limitations of this Agreement, together with any renewals or replacements of any such Encumbrances on such property or asset, provided that the amount secured by such renewal or replacement Encumbrance does not increase above the original amount secured;

"Release" shall mean any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching or migration or other movement on, into or through the Environment or on, into, through, over or out of any property;

"Relevant Entities" shall mean the Borrower and each Guarantor;

"Remaining Term" has the meaning ascribed thereto in Section 3.4;

"Remington Development Agreement" means a development agreement now or hereafter entered into by the Borrower in respect of the development of the Remington Facilities and approved by the Lender, acting reasonably;

"Remington Excess Cash Flow Sweep" has the meaning ascribed thereto in Section 3.3;

"Remington Facilities" has the meaning ascribed thereto in the second recital hereof;

"Remington Facilities Completion Date" means the date on which the Remington Facilities shall be opened to the public with substantial completion of the Construction and with no fewer than 650 authorized gaming machines in operation;

"Remington FF&E" means the furniture, fixtures, equipment, machinery, authorized gaming machines (provided that such authorized gaming machines comply with all Applicable Legal Requirements) and all process-related additions relating to the Remington Facilities;

"Remington Lands" means the lands legally described on Schedule B;

"Remington Lease" means the lease agreement dated June 12, 1986 between the Trustees of the Zoo Trust, as lessor, and Oklahoma Racing Associates (a predecessor in interest of the Borrower), as lessee, as assigned to the Borrower by agreement dated April 15, 1988, pursuant to which the Borrower has leased the Remington Lands;

"Remington Maturity Date" has the meaning ascribed thereto in Section 2.8;

"Remington Mortgage" has the meaning ascribed thereto in Section 5.1(b);

"Remington Note" has the meaning ascribed thereto in Section 5.1(a);

"Remington Property" means the Borrower's leasehold interest in the Remington Lands, and all improvements (including without limitation the Remington Facilities) now or hereafter located on the Remington Lands, together with all tangible and intangible property of the Borrower now or hereafter owned or leased by the Borrower in connection with the Remington Lands or the improvements now or hereafter thereon;

"Remington Repayment Commencement Date" has the meaning ascribed thereto in Section 3.1(b);

"Remington Restricted Payment Release Conditions" has the meaning ascribed thereto in Section 8.1(u);

"Reportable Event" has the meaning given to that term under ERISA and applicable regulations thereunder;

"Request for Advance" means each request for an Advance under the Loan to be submitted by the Borrower in a form acceptable to the Lender;

"Safety Consent" shall mean any consent, approval, permit, licence, Order, filing, authorization, exemption, registration, ratification, permission, waived reporting requirement or waived notice requirement and any related agreement or communication whatsoever issued, granted, given or otherwise made available by or under the authority of any Governmental Authority regarding health or safety matters or under any Safety Law;

"Safety Law" shall mean any Applicable Legal Requirement designed to provide safe or healthy conditions for the public or workers and to reduce safety or health hazards for the public or workers and includes all Safety Consents;

"Securities" has the meaning ascribed thereto in Section 8.1(u)(ii);

"Security" has the meaning ascribed thereto in Section 5.1;

"Specified Loan Amount" means any time (i) prior to the Remington Repayment Commencement Date, the principal amount of Thirty-Four Million Two Hundred Thousand Dollars ($34,200,000) and (ii) on and after the Remington Repayment Commencement Date, the aggregate principal amount of the Loan then outstanding exclusive of the amount of the Capitalized Interest Tranche at such time and any portion of such principal amount representing deemed Advances on account of Costs as reasonably determined by the Lender;

"Subsequent Advance Date" means the date as defined in Section 4.2(a);

"Subsequent Advances" has the meaning ascribed thereto in Section 4.2;

"Substitute Aventura Security" has the meaning ascribed thereto in Section 5.2;

"Taxes" has the meaning ascribed thereto in Section 3.12(a);

"Threat of Release" shall mean a reasonable likelihood of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from Release;

"Title Company" has the meaning ascribed thereto in Section 4.1(r);

"Title Policy" has the meaning ascribed thereto in Section 4.1(r);

"Unmatured Event of Default" has the meaning ascribed thereto in Section 9.1;

"Zoo Trust" means the Oklahoma City Zoological Trust; and

"Zoo Trust Consent" means the consent of the Zoo Trust required to permit the Borrower to enter into the Loan Documents to be provided by it and to perform its obligations thereunder, in form and on terms satisfactory to the Lender, acting reasonably.

1.2   Time

        All references in this Agreement and each of the other Loan Documents to a time of day shall mean Oklahoma City time, unless otherwise indicated.

1.3   Calculation of Interest and Fees

        All calculations of interest and fees under this Agreement and the other Loan Documents for any period (a) shall include the first day of such period and, provided that the payment is received by Lender, as the case may be, by 11:00 a.m. on the due date for payment, shall exclude the last day of such period and (b) shall be calculated on the basis of a year of 360 days for actual days elapsed. At the written request of the Borrower, the Lender shall advise the Borrower of the floating rate of the Interest Rate in effect from time to time prior to the Remington Facilities Completion Date.

1.4   Currency

        All dollar amounts expressed herein shall refer to the lawful currency of the United States of America.

1.5   Governing Law

        This Agreement shall be in accordance with and governed by the laws of the State of Oklahoma and the laws of the United States of America applicable therein, without reference to conflict of interest rules.

1.6   Inconsistencies

        In the event of any inconsistency or conflict between the terms of this Agreement and the terms of any of the Security, the terms of this Agreement shall govern.

1.7   Non-Business Days

        Whenever any payment to be made hereunder shall be stated to be due or any action is required to be taken hereunder on a day which is not a Business Day, such payments shall be made or such action shall be taken, as the case may be, on the next succeeding Business Day and in the case of the payment of any monetary amount, such extension of time shall in such case be included for the purpose of computation of interest payable hereunder.

1.8   Late Payments

        If any payment on a Business Day required to be made hereunder by the Borrower is made after 11:00 a.m., such payment shall be deemed to have been made on the next Business Day.

1.9   Accounting Terms

        All accounting terms not specifically defined herein shall be construed in accordance with GAAP and, except as otherwise provided herein, all financial data and statements submitted pursuant to this Agreement shall be prepared and all financial calculations shall be made in accordance with such principles.

1.10 Interpretation Not Affected By Headings, Etc.

        The division of this Agreement into Articles, Sections, Subsections, Paragraphs and Subparagraphs and the insertion of headings and an index are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Loan Agreement", "this Agreement", "hereof", "herein", and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section, Subsection, Paragraph or Subparagraph or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.11 Rules of Construction

        Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders. Words importing Persons shall include firms and corporations and vice versa. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein (including this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and permitted assigns, (c) unless otherwise expressly stated, all references in these Provisions to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, these Provisions, but all such references elsewhere in this Agreement shall be construed to refer to this Agreement apart from these Provisions, (d) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (e) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

1.12 Severability

        In the event that one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality or enforceability of the remaining provisions hereof shall not be affected or impaired thereby; provided, however, that if any provision contained herein which materially affects the ability of the Borrower to perform its obligations hereunder and under the Security or materially affects the validity, value or enforceability of this Agreement or the Security shall be invalid, illegal or unenforceable, the Lender may, by written notice to the Borrower, elect to terminate its obligation to make any Advances hereunder. Each of the provisions of this Agreement is hereby declared to be separate and distinct.

1.13 Schedules

        The following schedules are attached hereto and are incorporated in and are deemed to be an integral part of this Agreement:

        Schedule A: Legal Description of the Aventura Lands

        Schedule B: Legal Description of the Remington Lands

        Schedule C: Permitted Encumbrances

        Schedule D: Legal Description of the Palm Meadows Training Center Lands

        Schedule E: Legal Description of the Gulfstream Lands

ARTICLE 2
THE LOAN

2.1   Loan Amount

        Subject to the terms and conditions of this Agreement, the Lender agrees to lend to the Borrower up to an amount equal to the Loan Amount (the "Loan"). The Loan may be used solely for the purpose of financing the Construction Costs and the Lender's Costs as herein contemplated and for no other purpose. Any Advances made and subsequently repaid may not be re-borrowed.

2.2   Advances

        The Borrower shall be entitled to obtain Advances under the Loan upon the following terms and conditions:

  (a)
  the Borrower shall have given to the Lender notice of its intention to obtain an Advance in accordance with the provisions of Section 4.1 or 4.2, as the case may be;

  (b)
  Advances shall not occur more often than twice per month and shall be in amounts which are not less than Two Hundred and Fifty Thousand Dollars ($250,000) each (other than the last Advance, which may be for a lesser amount, and other than Holdback Advances, each of which shall be in an amount of not less than One Hundred Thousand Dollars ($100,000));

  (c)
  the total of all Advances made hereunder shall not exceed the principal amount of Thirty-Four Million Two Hundred Thousand Dollars ($34,200,000) plus the Costs in respect of which deemed Advances may be made pursuant to Section 3.10, exclusive of any deemed Subsequent Advances pursuant to which interest accrued and remaining unpaid prior to the Remington Facilities Completion Date is capitalized to constitute part of the Loan Amount in accordance with this Agreement;

  (d)
  the Borrower shall have satisfied, on or before the date of the First Advance, the conditions set out in Section 4.1 and have complied with the requirements of this Section;

  (e)
  the Borrower shall have satisfied, on or before the date of any Subsequent Advance, the conditions set out in Section 4.2 and shall have complied with the requirements of this Section for each Subsequent Advance;

  (f)
  no Unmatured Event of Default or Event of Default shall have occurred and be continuing; and

  (g)
  no Advances shall be made subsequent to December 31, 2006.

2.3   Holdbacks

        Each Advance (other than the Holdback Advances) shall be subject to holdbacks by the Lender in an amount determined by the Lender, acting reasonably, and taking into account Applicable Legal Requirements, the Construction Contracts and any other construction contracts relating to the Construction, which holdbacks shall be advanced to the Borrower in accordance with the provisions of Sections 2.2 and 2.4.

2.4   Holdback Advances

        Upon notification to the Lender by the Cost Consultant of the expiry of all applicable lien periods that relate to the Construction or any discrete portion of the Construction or any contract or sub-contract relating to the Construction, the Borrower shall be entitled to obtain, as an Advance (herein called a "Holdback Advance"), the amounts held back pursuant to Section 2.3 in respect of such Construction (or any such discrete portion thereof or any such contract or sub-contract relating thereto, as applicable), but only upon and in compliance with the following terms and conditions:

  (a)
  the Borrower shall have delivered a Request for Advance at least five Business Days prior to the date of the Holdback Advance which Request for Advance shall reflect compliance with this Section 2.4 and shall otherwise be complete and acceptable to the Lender;

  (b)
  the Borrower shall, on or before the date of the Advance in question, have satisfied the conditions set out in Section 4.2 and no Unmatured Event of Default or Event of Default shall have occurred and be continuing;

  (c)
  there shall not be any claims for Encumbrances (other than Permitted Encumbrances) registered against title to the applicable Property nor shall the Lender have received notice of any such claim and the Borrower shall have delivered to the Lender statutory declarations or lien waivers, in form and terms acceptable to the Lender, from all Persons entitled to payment pursuant to the Construction Contract in question to the effect that, subject to receipt of the holdback amounts in question, they have been fully paid for the work completed to the date thereof and waiving any rights they may have against the Lender in respect of non-payment for such work to date; and

  (d)
  payment of a Holdback Advance shall only be made contemporaneously with the payment of another Advance (a "regular Advance") other than another Holdback Advance or a deemed Advance referred to in Section 3.9; provided that this clause (d) shall not apply to any Holdback Advance to be made after the completion of the Construction.

2.5   Advance Payments

        The proceeds of all Advances shall be paid to the Borrower by way of deposit into the Borrower's current account as specified to the Lender in writing from time to time, provided that the Lender may, upon the direction of the Borrower, pay all or part of such proceeds directly to a third party to the extent of any Construction Costs owed to such party which are the subject of such Advance. At its discretion, the Lender may make payment of all or part of such proceeds directly to a third party where necessary in order to preserve the priority of the Security. The Borrower acknowledges that all proceeds advanced hereunder are subject to the terms hereof, including the restrictions set out in Section 8.1(u).

2.6   Evidences of Advances

        The Lender shall maintain a book of account evidencing the indebtedness of the Borrower resulting from each Advance made from time to time and the amounts of principal, interest and other fees payable and paid, and the amount of interest accrued in accordance with the terms hereof, from time to time hereunder. In any legal action or proceeding in respect of this Agreement, the entries made in such book shall be in the absence of manifest error conclusive evidence of the amounts of the obligations of the Borrower therein recorded.

2.7   Termination

        In addition to the rights of the Lender to terminate this Agreement contained in Section 9.2, the Lender shall have the right to terminate this Agreement and shall, upon such termination, be under no further obligation to make any Advances pursuant hereto, in the event that the First Advance has not occurred within 105 days of the date hereof whether due to the failure of the Borrower to request the First Advance, to satisfy the conditions set out in Section 4.1 in connection with a request from the Borrower for an Advance, or otherwise, unless the failure for which is solely attributable to the Lender or its consultants.

2.8   Term

        Unless otherwise accelerated pursuant to the Loan Documents (as hereinafter defined), the Loan shall mature on the tenth anniversary date of the Remington Facilities Completion Date (the "Remington Maturity Date").

2.9   Cost Consultant

        In connection with the transactions contemplated hereunder and under the other Loan Documents, the Lender shall have the right (but not the duty) to employ such consultants (hereinafter a "Cost Consultant"), as it may deem appropriate from time to time, to (a) review and make recommendations regarding the work to be performed pursuant to the Construction Contracts, (b) inspect the Remington Property from time to time to ensure that the Remington Facilities are being duly constructed in accordance with the Construction Contracts and the Loan Documents, (c) review and make recommendations to the Lender regarding any elements of a Request for Advance, (d) obtain information and documentation respecting the construction of the Remington Facilities, attend meetings respecting the construction of the Remington Facilities and formulate reports for the Lender pertaining to the construction of the Remington Facilities and (e) perform such other construction related services with respect to the Construction as the Lender from time to time may require, all solely on behalf of the Lender. The reasonable costs and disbursements of such consultants shall be paid by the Borrower upon demand from the Lender, which demand shall be accompanied by an invoice from the Cost Consultant or the Lender. Neither the Lender nor any Cost Consultant shall be deemed to have assumed any responsibility to, or be liable to, the Borrower or any Guarantor with respect to any actions taken or omitted by the Lender or such consultants pursuant to this Section. The Borrower shall be entitled to receive, at its expense, copies of all reports of the Cost Consultant, but shall not be entitled to rely on any statements or actions of the Cost Consultant or any of the Lender's other consultants. Neither the Cost Consultant nor any other consultant retained by the Lender shall have the power or authority to grant any consents or approvals or bind the Lender in any manner, absent written confirmation from the Lender of the accuracy of the information conveyed by such consultant to the Borrower. Any action or determination referred to hereunder as being taken or made by the Cost Consultant may, at the Lender's election in its sole and absolute discretion, instead be taken or made by the Lender. In the event that at any time there shall be no Cost Consultant in place, then all actions or determinations herein specified to be taken or made by the Cost Consultant shall be taken or made by the Lender.

ARTICLE 3
PAYMENTS AND INTEREST

3.1   Repayment

        Principal and interest (including capitalized interest) in respect of the Loan shall be payable as follows:

  (a)
  on the first to occur of the Remington Facilities Completion Date and the Gulfstream Facilities Completion Date, there shall be established a separate tranche of the Loan (the "Capitalized Interest Tranche") to which there shall be allocated (i) on such date, a portion of the then outstanding Loan Amount equal to the aggregate of (A) all interest theretofore capitalized under this Agreement and (B) all interest theretofore capitalized under the Gulfstream Loan Agreement and (ii) thereafter up to and including December 31, 2006, on each date that interest is capitalized under either this Agreement or the Gulfstream Loan Agreement, a portion of the Loan Amount equal to the amount of interest so capitalized. The Loan Amounts allocated to the Capitalized Interest Tranche shall be repaid as provided in Sections 3.3 and 3.1(e);

  (b)
  the balance of the outstanding Loan Amount on January 1, 2007 (the "Remington Repayment Commencement Date") not allocated to the Capitalized Interest Tranche, together with interest thereon from and after the Remington Repayment Commencement Date, shall be payable monthly in advance in 12 equal blended monthly instalments per annum of principal and interest (based on a 25-year amortization commencing on the Remington Repayment Commencement Date), without demand on the first Business Day of each calendar month from and including the Remington Repayment Commencement Date, with the first such payment to be made on such date;

  (c)
  interest accrued on the outstanding balance of the Capitalized Interest Tranche from and including the Remington Repayment Commencement Date shall be payable monthly in arrears on the first Business Day of each calendar month thereafter;

  (d)
  the Borrower shall make all payments due hereunder by payments to the Lender at a bank account specified by the Lender from time to time; and

  (e)
  on the Remington Maturity Date, the Borrower shall pay to the Lender the entire amount then owing under the Loan, including, without duplication, all accrued and unpaid interest, the unpaid balance, if any, of the Capitalized Interest Tranche, fees and all other Indebtedness owing as of such date.

3.2   Limitation on Prepayment

        The Borrower shall have no right to pre-pay or otherwise repay the amounts owing under this Agreement except in accordance with the provisions of Section 3.4.

3.3   Remington Excess Cash Flow Sweep

        Commencing on the Remington Facilities Completion Date, the Borrower shall be required to pay (the "Remington Excess Cash Flow Sweep") to the Lender, on or before the 10th Business Day following the delivery by the Borrower to the Lender of financial statements of the Borrower for each applicable fiscal quarter, an amount of not less than 75%, and not more than 100%, of the Excess Cash Flow of the Borrower for such fiscal quarter. Each such payment shall be applied in repayment of the Capitalized Interest Tranche. For greater certainty, (a) a repayment pursuant to this Section 3.3 shall not constitute a pre-payment to which the provisions of Section 3.4 shall apply and (b) in the event that the Capitalized Interest Tranche shall be repaid in full pursuant to Section 3.3, the Remington Excess Cash Flow Sweep shall terminate.

3.4   Prepayment

        The Borrower shall have the right to pre-pay the Loan provided that: (i) the Borrower pays the principal amount of the Loan then outstanding (together with, but without duplication, all accrued and unpaid interest, fees and other Indebtedness owing, (including any interest capitalized and added to the principal) as of such date) (the "Pre-Payment Amount") together with the Pre-Payment Make-Whole Amount; and (ii) the Borrower cancels any undrawn portion of the Loan. Notice of such voluntary pre-payment (a "Pre-Payment Notice") shall be given by the Borrower (which notice shall be irrevocable when given) to the Lender not later than 30 Business Days prior to the date of such pre-payment, specifying the date of such pre-payment (the "Pre-Payment Date").

        The "Pre-Payment Make-Whole Amount" is the amount that, if invested by the Lender on the Pre-Payment Date for a term equal to the time period from the Pre-Payment Date to the Remington Maturity Date at a rate equal to the U.S. Government Treasury Yield plus 150 basis points as of the Pre-Payment Date, would yield an amount necessary to provide the Lender with a yield on the Specified Loan Amount, such that the aggregate of the Pre-Payment Make-Whole Amount and the earned income would equal the interest that the Lender would have received under the Loan from the Pre-Payment Date to the Remington Maturity Date. For the purposes hereof, "U.S. Government Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Loan as of the Pre-Payment Date, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third Business Day immediately preceding the Pre-Payment Date. The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the remaining term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200 of 1% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker. For purposes of this Section 3.4, "Independent Investment Banker" means a primary United States Government securities dealer appointed by the Lender after consultation with the Borrower.

        On receipt of full payment of the Pre-Payment Amount plus the Pre-Payment Make-Whole Amount (plus all costs incurred by the Lender in connection with such pre-payment), which amounts will be paid together by the Borrower on the date set forth in the Pre-Payment Notice (which date will be no less than 15 days and no more than 30 days after the date on which the Lender receives the Pre-Payment Notice), the Lender will promptly execute and deliver (or cause any Administrative Agent to execute and deliver) a full release and discharge of the Security held by it with respect to the transactions and obligations contemplated herein and complete or authorize discharges of all security filings made in respect of the same, but in no event shall such release operate as a release of any indemnities which are stated to survive a termination and/or release of any such security or obligations.

3.5   Interest

        All Advances, including accrued and unpaid interest, fees, expenses and Lender's Costs, shall bear interest, before and after default, at the Interest Rate, with interest on overdue interest at the rate as was applicable immediately prior to any arrears.

        Interest shall accrue daily, be calculated in accordance with Section 1.3 and be due and payable in accordance with Section 3.1; provided, however, that: (a) any interest payable in respect of the Loan accruing prior to the Remington Repayment Commencement Date shall be capitalized and added to the Capitalized Interest Tranche on each Interest Date, and shall be payable as provided in Sections 3.3 and 3.1(e), in which event the interest amount so capitalized shall be treated as principal for all purposes; and (b) any interest accruing from and after the Remington Repayment Commencement Date (including interest accruing during such period on the Capitalized Interest Tranche) shall accrue daily, be calculated in accordance with Section 1.3, and be due and payable from time to time, in accordance with the terms set out in Sections 3.1(b) and (c), as applicable.

3.6   Unwinding Costs

        The Borrower shall, from time to time, indemnify the Lender and hold it harmless from and against any and all costs, losses, liabilities or expenses, including losses of profits, whether on account of interest paid by the Lender to lenders of funds borrowed by it or depositors of funds deposited with it to make or maintain any Advance which it may suffer or incur as a result of any failure by the Borrower to borrow any funds after requesting an Advance (except where such failure is the result of the refusal of the Lender to make such funds available where the Borrower is otherwise entitled to borrow such funds hereunder). The obligations of the Borrower under this Section 3.6 shall survive the payment and performance of the Indebtedness, liabilities and obligations of the Borrower under, and the termination and release by the Lender of, this Agreement and the other Loan Documents.

3.7   Application of Expropriation Proceeds

        Upon the lawful expropriation or condemnation of the whole or any portion of any of the Properties, the proceeds of such expropriation or condemnation, after deducting amounts required to satisfy the interests of Permitted Encumbrances, up to but not exceeding the amount of the Loan outstanding at the time of the expropriation or condemnation shall be paid immediately over to the Lender, which shall not be considered a pre-payment. The proceeds of such expropriation or condemnation may be applied by the Lender in repayment of the principal amount of the Loan then outstanding (without payment of a Prepayment Make Whole Amount or otherwise cancelling any undrawn amount of the Loan) in accordance with the provisions hereof.

3.8   Interest on Fees and Other Charges

        All fees and other charges or amounts outstanding after demand, maturity, default or judgment owing to the Lender shall bear interest at a rate per annum equal to the Interest Rate. Such interest shall be determined daily, payable on demand and compounded monthly in arrears on the last day of each calendar month.

3.9   [Intentionally Blank]

3.10 Costs, Expenses, Etc.

        The Borrower agrees that all Costs incurred by the Lender, including, in connection with the preparation, execution, delivery and amendment of this Agreement, the Security, any other Loan Documents and/or the Lender's due diligence, including legal, accounting, environmental and other professional fees and expenses, shall be for the account of the Borrower, and (a) provided that there has not occurred an Event of Default or Unmatured Event of Default which is continuing and provided that such amounts are incurred prior to the Remington Facilities Completion Date, shall be deemed for all purposes to have been paid through deemed Advances by the Lender to Borrower under this Agreement and (b) provided that such amounts are incurred on and after the Remington Facilities Completion Date or prior to such date if an Event of Default has occurred and is continuing, shall be paid by the Borrower to the Lender promptly following receipt of an invoice therefor. The Borrower further agrees to promptly pay following receipt of an invoice therefor all such reasonable Costs incurred by the Lender, and all such Costs incurred by the Lender in connection with the underwriting, approval, documentation, modification, workout, collection or enforcement of the Loan or any of the Loan Documents (as applicable), including, without limitation, all fees and expenses, including attorneys' fees and expenses incurred by the Lender in the interpretation and enforcement of its rights hereunder and under the other Loan Documents, including the interpretation and enforcement of any of the Construction Contracts by the Lender, and all such Costs shall be included as additional indebtedness bearing interest at the Interest Rate set forth hereunder and in the Remington Note until paid. For the purposes hereof, "Costs" means all reasonable expenditures and expenses which may be paid or incurred by or on behalf of the Lender, including repair costs, payments to remove or protect against liens, attorneys' (primary and local) and legal fees and costs (including, but not limited to, all appellate level and post-judgment proceedings), receivers' fees, appraisers' fees, engineers' fees, accountants' fees, independent consultants' fees (including environmental and insurance consultants), all reasonable costs and expenses incurred in connection with any of the foregoing, the Lender's out-of-pocket costs and expenses related to any audit or inspection of the Properties, outlays for documentary and expert evidence, stenographers' charges, documentary transfer and stamp taxes, intangible taxes, escrow fees, publication costs, and costs (which may be estimates as to items to be expended after entry of an order or judgment) for procuring all such abstracts of title, title searches and examination, title insurance policies, and similar data and assurances with respect to title as the Lender may deem reasonably necessary either to prosecute any action or to evidence to bidders at any sale of any collateral the true condition of the title to, or the value of, such collateral. "Costs" shall also include the reasonable fees and expenses of any of the Lender's consultants retained by the Lender pursuant to the terms of this Agreement. Following the Remington Facilities Completion Date, in the event that the Borrower shall at any time fail to remit payments of any such Costs to the Lender within 30 days of the Lender's delivery of an invoice therefor, then the Lender reserves the right, at any time(s) in the future, to require the Borrower to deposit with the Lender an amount of cash equal to the estimated Costs to be incurred by the Lender (a "Cost Retainer") on account of any pending matter which may result in Costs being incurred by the Lender which the Borrower is responsible to pay to the Lender hereunder. In such an event, the Lender shall have the right to require a Cost Retainer prior to being obligated to take any action required of the Lender under the Loan Documents. Upon written request from the Borrower, the Lender shall provide to the Borrower an accounting as to the receipt and expenditure of each Cost Retainer delivered to the Borrower.

3.11 Maximum Interest Rate

        Notwithstanding anything to the contrary contained herein in the event that the Interest Rate exceeds the maximum rate of interest allowed by applicable law, as amended from time to time, in any interest period during the term of the Loan, only the maximum rate of interest allowed shall then be charged but thereafter in any interest period or periods during which the rate is less than the maximum rate allowed by applicable law, as amended from time to time, the Interest Rate shall be increased so that the Lender may collect interest in such amount as may have been charged pursuant to the terms of the Remington Note, but which was not charged because of the limitation imposed by law. It is the intent of the parties hereto that in no event shall the amount of interest due or payment in the nature of interest payable hereunder exceed the maximum rate of interest allowed by applicable law, as amended from time to time, and in the event any such payment is paid by the Borrower or received by the Lender, then such excess sum shall be credited as a payment of principal, unless the Borrower shall notify the Lender, in writing, that the Borrower elects to have such excess sum returned to it forthwith. The Lender may, in determining the maximum rate of interest allowed under applicable law, as amended from time to time, take advantage of: (i) the rate of interest permitted by Sections 3-605 and 5-107(2) of the Oklahoma Uniform Consumer Credit Code, 14A Okla. Stat. §§ 3-605 and 5-107(2) (relating to maximum rates of loan finance charges on loans which are not consumer loans), and 12 United States Code, Sections 85 and 86, and (ii) any other law, rule, or regulation in effect from time to time, available to the Lender which exempts the Lender from any limit upon the rate of interest it may charge or grants to Lender the right to charge a higher rate of interest than that allowed by Oklahoma law.

3.12 Payments Free of Withholding Taxes

        (a)    All payments required to be made by the Borrower hereunder shall be made to the Lender free and clear of and without deduction for any and all present and future taxes (other than income taxes payable by the Lender), withholdings, levies, duties and other governmental charges ("Taxes") with the exception of any Taxes payable by reason of the Lender or any Permitted Lender Assignee being a non-resident of the United States of America. Upon request by the Lender, the Borrower shall furnish to the Lender a receipt for any Taxes paid by the Borrower pursuant to this Section 3.12 or, if no Taxes are payable with respect to any payment required to be made by the Borrower hereunder, either a certificate from each appropriate taxing authority or an opinion of counsel acceptable to the Lender, in either case stating that such payment is exempt from or not subject to Taxes. If any Taxes are paid or payable by the Lender, other than Taxes which were payable solely by reason of the Lender becoming a non-resident of the United States of America or the assignment by the Lender, at a time when no demand had been made by the Lender hereunder or, if demand has been made, the time period within which the Borrower must respond to such demand has not expired, of any of its rights hereunder or under the Security to a Person that was a non-resident of the United States of America, the Borrower will, upon demand by the Lender, and whether or not such Taxes shall be correctly or legally asserted, indemnify the Lender for such payments, together with any interest, penalties and expenses in connection therewith plus interest thereon at the applicable rate under the Loan, as the case may be (calculated as if such payments constituted overdue amounts of principal as of the date of making such payments). In the event that any such Taxes paid by the Lender and reimbursed by the Borrower are incorrectly or illegally asserted, the Lender shall, at the request and expense of the Borrower, cooperate with the Borrower in order to enable the Borrower to obtain a payment of such Taxes. The obligations of the Borrower under this Section 3.12 shall survive the payment and performance of the Indebtedness, liabilities and obligations of the Borrower under, and the termination and release by the Lender of, this Agreement and the other Loan Documents.

        (b)    The Lender shall indemnify and save the Borrower harmless from and against any Loss arising by reason of the Lender or any Permitted Lender Assignee being a non-resident of the United States of America, including, without limitation, the loss of any deductions or credits in respect of Taxes relating to interest paid pursuant to this Agreement.

3.13 Concurrent Exercise of Prepayment Rights

        Notwithstanding anything to the contrary in Section 3.4, the parties agree that, in the event the Gulfstream Loan Agreement shall be in effect, it is a condition to the exercise by the Borrower of its prepayment rights under Section 3.4 that the Gulfstream Guarantor exercise its prepayment rights under Section 3.4 of the Gulfstream Loan Agreement concurrently and that any amounts payable hereunder and thereunder as a result of such concurrent exercise of prepayment rights are due and payable, and are paid, on the same day.

ARTICLE 4
ADVANCES UNDER THE LOAN

4.1   First Advance

        The Borrower shall be entitled to obtain the first Advance (herein called the "First Advance") under the Loan upon, and only in compliance with the following terms and upon satisfaction of the following conditions, all in form and substance satisfactory to the Lender in its sole discretion:

  (a)
  the First Advance shall occur upon a date (herein called the "First Advance Date") determined by the Borrower, provided that the Borrower shall have delivered to the Lender a complete and accurate Request for Advance, which Request for Advance shall reflect compliance by the Borrower with the provisions of this Section 4.1 and, among other things, shall contain the certificate of a senior officer of the Borrower which shall:

  (i)
  certify as to the aggregate amount of Construction Costs paid or incurred and payable by the Borrower at the date thereof which are the subject of the Request for Advance in question;

  (ii)
  show any construction lien holdback;

  (iii)
  certify that all such Construction Costs are in accordance with the budget and Plans and that the amount remaining to be advanced under the Loan for the Construction is not less than the remaining Construction Costs that will be required to achieve completion of the Construction; and

  (iv)
  certify that, to the best of such Person's knowledge, all construction to the date of the certificate is in material compliance with all Applicable Legal Requirements, the issued building permits and the Plans, and that there are no material infractions in respect thereof whatsoever.

    Such certificate, as part of the Request for Advance, shall be supported by evidence satisfactory to the Lender, acting reasonably, and, if requested by the Lender, shall be accompanied by receipts, invoices, where available and where such costs have not yet been paid, or other satisfactory evidence for the payment of all Construction Costs forming part of the Advance requested, which shall be verified by and acceptable to the Lender. In addition, the Request for Advance shall be accompanied by: (a) copies of all lien waivers or releases for all lienable work performed on the Remington Property and paid for with the proceeds of the prior disbursement or otherwise (all such waivers or releases to be in such form as is reasonably required by Lender), (b) copies of all contractor's affidavits as to payment of work to the date and the Borrower's affidavit as to such work as is not covered by the Construction Contracts, each together with supporting documentation evidencing to the Lender's satisfaction payment of all Construction Costs to date and funded under the Loan, (c) a report in form and content satisfactory to the Lender from the Cost Consultant, and (d) such other documents supporting the Request for Advance as the Lender may reasonably request;

  (b)
  the First Advance shall include an amount equal to the Lender's Pre-Advance Expenses (as determined by the Lender), and the cash portion of such First Advance shall be in an amount which does not exceed the value of the work in place for the Construction, as determined by the Cost Consultant, provided that the amount remaining to be advanced under the Loan for the Construction shall never be less than the remaining Construction Costs that will be required to achieve completion of the Construction, as estimated by the Cost Consultant;

  (c)
  the Borrower shall have made available to the Lender true copies, where available, or otherwise photocopies of all Construction Contracts;

  (d)
  [intentionally deleted];

  (e)
  the Borrower and the Guarantors shall have made available to the Lender certified copies of their incorporating documents and shall have delivered to the Lender incumbency certificates with respect to the officers of the Borrower and the Guarantors signing this Agreement and the Security;

  (f)
  the Borrower and the Guarantors shall have delivered to the Lender resolutions authorizing the Loan and any documents to be provided pursuant to the provisions hereof, and all documents evidencing any necessary corporate action of the Borrower and the Guarantors certified by appropriate officers thereof;

  (g)
  the representations and warranties set forth in Article 6 shall be true and accurate in all respects as of the date of the First Advance, and the Borrower and the Guarantors shall have delivered to the Lender a certificate of senior officers of each of the Borrower and the Guarantors (but not in their personal capacity) to the foregoing effect;

  (h)
  the Borrower and the Guarantors shall have made available to the Lender true copies of all of the Material Agreements then in existence, together with the consents and acknowledgements of all parties thereto required by the terms of such Material Agreements (other than the Borrower or the Guarantors, as applicable), to the grant of the Security in such Material Agreements all of which shall be in form, scope and terms satisfactory to the Lender and its counsel, acting reasonably;

  (i)
  the Lender shall have received the Security, all in form and substance satisfactory to the Lender, and all action required by the Borrower and the Guarantors to fully perfect and maintain such Security of and upon the assets of the Borrower and the Guarantors to which it applies shall have been successfully completed, including completion of all security filings under UCC and real property registrations;

  (j)
  the Borrower shall have delivered to the Lender a certificate of the Borrower in a form satisfactory to the Lender certifying the good standing of the Borrower and the Guarantors under, and the validity and currency in force of, all Permitted Encumbrances and Material Agreements;

  (k)
  the Lender shall be satisfied, acting reasonably, with the budget for the Construction;

  (l)
  the Cost Consultant shall have performed an inspection of the Construction and reported to the Lender that the amount of Construction in place and the cost to complete in respect of the Construction do not exceed an aggregate of Thirty-Four Million Two Hundred Thousand Dollars ($34,200,000);

  (m)
  the Borrower and/or the Guarantors shall have made available to the Lender tax certificates or other documentation reasonably satisfactory to Lender in respect of each of the Properties, evidencing that all municipal taxes and assessments due and payable in respect thereof up to the date of the First Advance have been paid in full;

  (n)
  no litigation, regulatory or other proceeding shall have been commenced seeking to restrict the Borrower and/or the Guarantors from completing the transactions contemplated hereby;

  (o)
  without derogating from the Borrower's and the Guarantors' representations, warranties and covenants herein and under the Loan Documents, the Lender shall be satisfied with: (i) its due diligence review of the Properties, including with respect to environmental reports and ability to rely upon such reports, environmental and other approvals, title to properties and assets and legal matters; (ii) its due diligence relating to the Remington Facilities, including as to the reasonable likelihood of the issuance of all Governmental Authorizations required to construct, open and operate the Remington Facilities; and (iii) its assessment of all environmental conditions relating to the Properties and actual or potential environmental liabilities of the Borrower and the Guarantors and those of their respective subsidiaries specified by the Lender, including any appropriate insurance;

  (p)
  in the opinion of the Lender, no Material Adverse Change shall have occurred since the dates of the combined financial statements referred to in Sections 6.1(i) and 6.1(j);

  (q)
  the Borrower shall have made available to the Lender copies of paid-up policies evidencing the insurance to be maintained by the Borrower and/or any of the Guarantors pursuant to Section 7.1(r);

  (r)
  the Lender shall have received a title insurance commitment or commitments, in from and substance satisfactory to the Lender, committing the title insurer to issue a lender's title insurance policy (the "Title Policy") within 90 days thereafter in an amount to be determined by the Lender, acting reasonably, from First American Title Insurance Company (or any other title company acceptable to the Lender) (the "Title Company"), insuring the Borrower's leasehold and fee interests in the Remington Property and the applicable Guarantor's fee ownership of the other Properties, the marketability of title, that the Remington Mortgage is a valid first priority Encumbrance on the leasehold and fee ownership interest of the Borrower in respect of the Remington Property, that the Gulfstream/Aventura Second Mortgage is a valid second priority encumbrance on the Gulfstream/Aventura Property and the Palm Meadows Training Center Second Mortgage is a valid second priority Encumbrance on the Palm Meadows Training Center Property, in each case, free and clear of Encumbrances other than the Permitted Encumbrances and exceptions to title approved in writing by the Lender, the validity and effectiveness of any such Encumbrances on the exercise by the Lender of its rights and remedies upon the occurrence of an Event of Default under this Agreement, together with an endorsement to the Lender's title insurance policy to confirm that the title insurance will continue to be effective following the platting of the Properties. The Title Policy shall also contain any endorsements reasonably required by the Lender;

  (s)
  the Borrower and the Guarantors shall also have made available to the Lender surveys with respect to the Properties certified by independent, duly qualified, Florida or Oklahoma Land Surveyors, as applicable, satisfactory in substance and form to the Lender and the Lender's Florida Agent and Oklahoma Agent, respectively, all of which surveys shall evidence no title defects other than Permitted Encumbrances or defects which have been insured over by title insurance;

  (t)
  the Borrower shall have delivered to the Lender certificates of the Architect or a professional engineer responsible for the design of the Construction in substance and form satisfactory to the Lender and to the counsel for the Lender (acting reasonably) to the effect that:

  (i)
  such Architect or professional engineer, as the case may be, is responsible for the preparation of the Plans and the supervision of the Construction in accordance with such Plans;

  (ii)
  the Plans have been approved by all authorities having jurisdiction and the Construction has been constructed to date substantially in accordance with such Plans; and

  (iii)
  all permits, licences or other evidence of authorization required for such Construction to date have been obtained;

  (u)
  the Construction, to the extent constructed to date, complies in all material respects with all applicable zoning and building codes, ordinances and regulations;

  (v)
  the Lender shall be satisfied with the zoning and other by-law and regulatory requirements for the Construction;

  (w)
  the Borrower and the Guarantors shall have delivered to the Lender opinions of each of the Borrower's and Guarantors' Florida Agent and the Borrower's Oklahoma Counsel addressed to the Lender, the Lender's Counsel and, as applicable, the Lender's Florida Agent or the Lender's Oklahoma Counsel, in form, scope and substance satisfactory to the Lender and its counsel, acting reasonably, which shall be similar, mutatis mutandis, to opinions provided to the Lender in connection with the initial advance under the Gulfstream Loan Agreement;

  (x)
  the Lender shall have received the Zoo Trust Consent, and the Security to be provided by the Borrower shall have been duly registered in all applicable offices of public record;

  (y)
  all proceedings to be taken in connection with the transactions contemplated by this Agreement in connection with the First Advance, and all documents incident thereto, shall be reasonably satisfactory in form and substance to the Lender, and the Borrower and the Guarantors shall have provided to or made available to the Lender copies of all documents which the Lender may reasonably request in connection with the First Advance, said transactions and copies of the records of all corporate proceedings in connection therewith in form and substance reasonably satisfactory to the Lender;

  (z)
  the Borrower shall, prior to such Advance and, in accordance with Section 7.1(l), have funded at its own cost and expense, any cost overruns which have been identified by the Cost Consultant;

  (aa)
  the Borrower shall have delivered to the Lender a fully executed amendment to the credit facility between Bank of Montreal and MEC that makes all changes necessary to permit the transactions contemplated by this Agreement;

  (bb)
  the Lender shall have received reasonably current environmental reports in respect of the Remington Property and the Palm Meadows Training Center Property prepared by a duly qualified environmental consultant, together with reliance letters addressed to the Lender, all to be in form, scope and terms satisfactory to the Lender, and the Lender shall be satisfied with such environmental reports, in its sole and absolute discretion;

  (cc)
  the Lender shall have received a reasonably current appraisal of the Palm Meadows Training Center Property prepared by a duly qualified property appraiser, indicating that the value of such Property is not less than Forty-Five Million Dollars ($45,000,000), in form, scope and terms satisfactory to the Lender, in its sole and absolute discretion;

  (dd)
  the Lender shall have received a feasibility study with respect to the Remington Facility, prepared by an experienced gaming consultant acceptable to the Lender, acting reasonably, and the Lender shall be satisfied therewith in its sole and absolute discretion;

  (ee)
  the Lender shall have received the documents referred to in Section 7.1(d)(ii)(A), 7.1(d)(ii)(B), 7.1(d)(ii)(C), 7.1(d)(ii)(D), 7.1(d)(ii)(E), 7.1(d)(ii)(F), and 7.1(d)(iii) as at or for the most recently completed month, fiscal quarter or fiscal year or for the future fiscal year or years, as applicable;

  (ff)
  no Event of Default or Unmatured Event of Default shall have occurred and be continuing or will result from the making of the First Advance;

  (gg)
  the Gulfstream Guarantor shall have provided due and timely notice to the Florida Division of Pari-Mutuel Wagering in connection with its entering into of the Security and other applicable Loan Documents;

  (hh)
  no event of default or unmatured event of default under the Gulfstream Loan Agreement shall have occurred and be continuing; and

  (ii)
  the Lender's financing commitment for "The Meadows Construction Loan" as referred in the term sheet dated December 8, 2004 between MEC and the Lender shall have been terminated by mutual agreement of all parties thereto.

4.2   Subsequent Advances

        The Borrower shall be entitled to obtain subsequent advances of funds (herein called "Subsequent Advances") under the Loan, upon the following terms and conditions:

  (a)
  except with respect to Advances deemed to be made hereunder, Subsequent Advances shall occur not more frequently than twice a month, upon a date (herein called a "Subsequent Advance Date") determined by the Borrower by way of written notice to the Lender in the form of a Request for Advance given at least five (5) Business Days prior to the Subsequent Advance Date in question which Request for Advance shall reflect compliance with this Section 4.2 and, in particular, shall contain the same form of officer's certificate and supporting documentation as is required for a Request for Advance pursuant to Section 4.1(a) and shall otherwise be complete and acceptable to the Lender, acting reasonably;

  (b)
  the amount of any Subsequent Advance shall be in an amount which, together with the aggregate of all previous Advances for the Construction, does not exceed the value of the work in place for the Construction, as determined by the Cost Consultant, provided that the amount remaining to be advanced under the Loan for the Construction shall never be less than the remaining Construction Costs that will be required to achieve completion of the Construction, as estimated by the Cost Consultant;

  (c)
  insofar only as any agreement granting additional security that was not in place at the time of the giving of a previous opinion under Section 4.1 or this Section is given in favour of the Lender, the Lender shall have. received updated opinions in form, substance and scope satisfactory to the Lender and its counsel to the same effect as the opinions delivered pursuant to Section 4.1;

  (d)
  if so requested, the Lender shall have received an opinion from counsel to the Borrower and/or the Guarantors in form, substance and scope satisfactory to the Lender and its counsel confirming the effectiveness, perfection and priority of the Security;

  (e)
  the Borrower shall, prior to such Advance and in accordance with Section 7.1(i), have funded at its own cost and expense any cost overruns which have been identified by the Lender or the Cost Consultant;

  (f)
  the Lender shall have received from the Cost Consultant a report satisfactory to the Lender as to the progress of the Construction as of the Subsequent Advance Date in question;

  (g)
  Subsections 4.1(c), (h), (u) and (v) shall have been satisfied and shall continue to be true and accurate and in full force and effect as of the Subsequent Advance Date in question;

  (h)
  the representations and warranties set forth in Article 6 shall be true and accurate in all respects as of the date of the Subsequent Advance (except as such representations and warranties may be updated or otherwise modified to reflect any changes consented to in writing by the Lender), and the Borrower and the Guarantors shall have delivered to the Lender a certificate of senior officers of each of the Borrower and the Guarantors, without personal liability, as to the foregoing effect;

  (i)
  from and after the completion of construction of the Remington Facilities, the Lender will not be required to make any Subsequent Advances, other than Holdback Advances;

  (j)
  the final Advance for sums due on the Construction Contracts shall be made following completion of the work contemplated thereby to the satisfaction of the Lender and the Cost Consultant and the furnishing of the following documents to the Lender and the Cost Consultant: (i) all required affidavits from the contractor under the applicable Construction Contracts and the Borrower, (ii) a certificate from the Architect certifying that the applicable work was completed in accordance with the Plans, (iii) final releases or lien waivers from all applicable contractors and other lienors (including, without limitation, the lien rights of the construction contractor), which releases or waivers must be acceptable to the Lender and the Title Company; provided, however, that the Borrower shall obtain and deliver to the Lender a final unqualified lien waiver from each such party at the time of payment of such specific amount to such party, (iv) a certificate from the Cost Consultant certifying that the applicable work has been completed in accordance with the Plans (including completion of the final punch list items, which punch list shall be prepared by or on behalf of the Borrower and approved by the Cost Consultant in its discretion), that all Governmental Rules have been satisfied in respect of the Construction and that direct connection has been made for all utility services to the Remington Property, (v) a certificate of occupancy for the Construction, any required approval by the Board of Fire Underwriters or its equivalent having jurisdiction over the Remington Property, and any other approval required by any Governmental Authority to the extent that any such approval is a condition to the lawful use and occupancy of the Remington Property and the opening of same to the public, (vi) a final certified "as-built" survey of the Remington Property satisfactory to the Lender and the Cost Consultant, and (vii) the final endorsement to the Title Insurance Policy, reflecting no exceptions from coverage except the Permitted Encumbrances;

  (k)
  an endorsement to the Title Policy (or, if the Title Policy is not then issued, a commitment from the Title Company to issue such endorsement) shall have been delivered to the Lender, increasing the amount of coverage to include the amount of the Advance then requested, which endorsement shall show no exceptions to title other than the Permitted Encumbrances;

  (l)
  no Event of Default or Unmatured Event of Default shall have occurred and be continuing or will result from the making of the Subsequent Advance; and

  (m)
  in the opinion of the Lender, no Material Adverse Change shall have occurred since the date of the immediately preceding Advance.

ARTICLE 5
SECURITY FOR LOAN

5.1   General

        As evidence of, and security for, the Loan and all other obligations, liability and indebtedness of the Borrower hereunder and under the other Loan Documents, both present and future (the "Indebtedness"), the Borrower shall deliver to the Lender, in form satisfactory to the Lender and its counsel, on or before the First Advance Date:

  (a)
  a grid promissory note in the amount of Forty Million Dollars ($40,000,000.00) from the Borrower in favour of the Lender (the "Remington Note");

  (b)
  a perfected first priority Encumbrance on the Borrower's leasehold interest in the Remington Lands pursuant to a leasehold mortgage of even date herewith from the Borrower in favour of the Lender (the "Remington Mortgage");

  (c)
  a first priority assignment of rents and leases generated by the use and occupancy of the Remington Property pursuant to an assignment of rents and lessor's interest in the Occupancy Agreements relating to the Remington Property of even date herewith from the Borrower to the Lender;

  (d)
  a general assignment of the Borrower's interest in the Material Agreements relating to the Remington Property, where permitted; provided that if the assignment of any such Material Agreement is not permitted, the Borrower shall use its commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and further agrees that if such consents and waivers are not obtained, such Material Agreement shall be held by the Borrower for the benefit of and in trust for the Lender;

  (e)
  a perfected first priority Encumbrance (subject to any Permitted Encumbrances) in all personal property of the Borrower now owned and hereafter acquired (excluding licences and permits but including the fee interest of Remington in the Remington Park Race Track clubhouse/grandstand forming part of the Remington Property), pursuant to a general security agreement of even date herewith from the Borrower to the Lender and which shall also contain a negative pledge on all of the Borrower's licences and permits;

  (f)
  the environmental indemnity agreement in respect of the Remington Property, of even date herewith, from the Borrower in favour of the Lender;

  (g)
  the guarantee and indemnity of MEC (the "MEC Guarantee and Indemnity") pursuant to which MEC unconditionally guarantees the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other Loan Documents, the completion of the Construction in accordance with the Remington Development Agreement, the Construction Contracts and the Plans, and the performance of all other obligations of the Borrower under the Loan and the Loan Documents, including the payment of cost overruns pursuant to Section 7.1(l), together with: (i) a stock pledge agreement of even date herewith from MEC to the Lender pursuant to which MEC pledges 100% of the issued and outstanding capital stock of the Palm Meadows Guarantor (such pledge to be subordinate to the pledge of such shares provided by MEC under the Gulfstream Loan Agreement); and (ii) a negative pledge of even date herewith from MEC to the Lender pursuant to which MEC agrees not to pledge or otherwise encumber any of the issued and outstanding capital stock of the Borrower and/or the Gulfstream Guarantor. Recourse under the MEC Guarantee and Indemnity shall become limited to the security under the stock pledge agreement referred to in (i) above effective as of the Remington Facilities Completion Date, provided that no Unmatured Event of Default or Event of Default shall have occurred and be then continuing.

  (h)
  in return for guarantee and indemnity fees paid by the Borrower to the Gulfstream Guarantor in the amount of $43,750, the guarantee and indemnity (the "Gulfstream Guarantee and Indemnity") of the Gulfstream Guarantor, under which the Gulfstream Guarantor unconditionally guarantees the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other Loan Documents, the completion of the Construction in accordance with the Remington Development Agreement, the Construction Contracts and the Plans, and the performance of all other obligations of the Borrower under the Loan and the Loan Documents, including the payment of cost overruns pursuant to Section 7.1(l);

  (i)
  as security for the Gulfstream Guarantee and Indemnity:

  (i)
  a perfected second priority Encumbrance on the Gulfstream/Aventura Properties pursuant to a mortgage of even date herewith from the Gulfstream Guarantor in favour of the Lender (the "Gulfstream/Aventura Second Mortgage");

  (ii)
  a second priority assignment of rents and leases generated by the use and occupancy of the Gulfstream/Aventura Properties pursuant to an assignment of rents and lessor's interest in the Occupancy Agreements relating to the Gulfstream Properties of even date herewith from the Gulfstream Guarantor to the Lender;

  (iii)
  a second general assignment of the Gulfstream Guarantor's interest in the Material Agreements relating to the Gulfstream/Aventura Properties, where permitted; provided that if the assignment of any such Material Agreements is not permitted, the Gulfstream Guarantor shall use its commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and further agrees that if such consents and waivers are not obtained, such Material Agreement shall be held by the Gulfstream Guarantor for the benefit of and in trust for the Lender;

  (iv)
  a perfected second priority Encumbrance (subject to any Purchase Money Security Interest granted to lenders or vendors up to a maximum amount of Twelve Million and Five Hundred Thousand Dollars ($12,500,000) in the aggregate for purposes only of acquiring the Gulfstream FF&E) in all personal property of the Gulfstream Guarantor now owned and hereafter acquired (excluding licences and permits), in each case to the extent permitted by applicable laws and regulations, and a negative pledge in respect of all licences and permits, pursuant to a general security agreement of even date herewith from the Gulfstream Guarantor to the Lender; and

  (v)
  the environmental indemnity agreement in respect of the Gulfstream/Aventura Properties, of even date herewith, from the Gulfstream Guarantor in favour of the Lender.

        All of the items of security referred to in this Clause (i) shall be subordinate to the same types of security provided by the Gulfstream Guarantor to the Lender as security for its liabilities and obligations under the Gulfstream Loan Agreement;

  (j)
  in return for guarantee and indemnity fees paid by the Borrower to the Palm Meadows Guarantor in the amount of $43,750, the guarantee and indemnity (the "Palm Meadows Guarantee and Indemnity") of the Palm Meadows Guarantor, under which the Palm Meadows Guarantor unconditionally guarantees the payment and performance of the Indebtedness outstanding from time to time, as well as interest and other amounts owing hereunder or under the other Loan Documents, the completion of the Construction in accordance with the Remington Development Agreement, the Construction Contracts and the Plans, and the performance of all other obligations of the Borrower under the Loan and the Loan Documents, including the payment of cost overruns pursuant to Section 7.1(l);

  (k)
  as security for the Palm Meadows Guarantee and Indemnity:

  (i)
  a perfected second priority Encumbrance on the Palm Meadows Training Center Property pursuant to a mortgage of even date herewith from the Palm Meadows Guarantor in favour of the Lender (the "Palm Meadows Training Center Second Mortgage");

  (ii)
  a second priority assignment of rents and leases generated by the use and occupancy of the Palm Meadows Training Center Property pursuant to an assignment of rents and lessor's interest in the Occupancy Agreements relating to the Palm Meadows Property of even date herewith from the Palm Meadows Guarantor to the Lender;

  (iii)
  a second general assignment of the Palm Meadows Guarantor's interest in the Material Agreements relating to the Palm Meadows Training Center Property, where permitted; provided that if the assignment of any such Material Agreements is not permitted, the Palm Meadows Guarantor shall use commercially reasonable efforts to obtain all consents and waivers necessary to assign to the Lender such Material Agreement and if such consents and waivers are not obtained, such Material Agreement shall be held by the Palm Meadows Guarantor for the benefit of and in trust for the Lender;

  (iv)
  a perfected second priority Encumbrance in all personal property of the Palm Meadows Guarantor's now owned and hereafter acquired (excluding licences and permits), in each case to the extent permitted by applicable laws and regulations, and a negative pledge in respect of all such personal property (excluding licences and permits), pursuant to a general security agreement of even date herewith from the Palm Meadows Guarantor to the Lender and which shall also contain a negative pledge on all of the licences and permits held by the Palm Meadows Guarantor; and

  (v)
  the environmental indemnity agreement in respect of the Palm Meadows Training Property, of even date herewith, from the Palm Meadows Guarantor in favour of the Lender.

        All of the items of security referred to in this Clause (k) shall be subordinate to the same types of security provided by the Palm Meadows Guarantor to the Lender as security for its liabilities and obligations under the Gulfstream Loan Agreement;

  (l)
  a specific assignment to the Lender of the policies of insurance referred to in Section 6.1(nn) and the proceeds thereto, together with endorsement thereof reflecting the Lender as a loss payee or additional insured, as applicable;

  (m)
  related UCC financing statements;

  (n)
  any other collateral or security described in this Agreement or in any of the other Loan Documents, and such other assignments (to the extent permitted), mortgages, security agreements and undertakings relating to any of the Properties and other documentation in support thereof as the Lender and its counsel shall reasonably require; and

  (o)
  such documents as the Lender, acting reasonably, shall require with respect to the provisions of the Construction Lien Law, Section 713, Florida Statutes and Oklahoma Statutes §141, et seq for the purpose of preserving the priority of its Security.

        The security set out above in this Section 5.1 (except the Remington Note) is herein called the "Security".

5.2   Right to Substitute Security for the Aventura Property

        The Gulfstream Guarantor shall have the right at any time to provide substitute security for the Aventura Property (the "Substitute Aventura Security"), provided that (a) the Substitute Aventura Security is either (i) cash or one or more letters of credit drawn on a bank or banks acceptable to the Lender, acting reasonably, or (ii) other property acceptable to the Lender, acting reasonably, (b) the Lender is satisfied, acting reasonably, that the realizable value of the Substitute Aventura Security is not less than the value of the Aventura Property, and (c) the Gulfstream Guarantor pays all costs and expenses (including those of the Lender) in connection with such substitution of security. The Lender, the Borrower and the Gulfstream Guarantor hereby agree that the value of the Aventura Property at any time shall be deemed to be the greater of (a) Fifty-Five Million Dollars ($55,000,000) and (b) the value as determined by the Lender, acting reasonably and based on one or more fair market value appraisals conducted by one or more qualified appraisers determined by the Lender, acting reasonably, at the time of any request to substitute security.

        Notwithstanding the foregoing, the parties agree that it is a condition to the exercise by the Gulfstream Guarantor of its rights under this Section 5.2 that the Gulfstream Guarantor exercise its substitution rights under the equivalent section of the Gulfstream Loan Agreement concurrently and that any amounts payable hereunder and under the equivalent provisions of the Gulfstream Loan Agreement are due and payable, and are paid, on the same day.

5.3   Development of the Mixed-Use Property

        The Lender acknowledges that the Gulfstream Guarantor intends to jointly develop the Mixed-Use Property with a third party.

        Promptly following written request from the Gulfstream Guarantor, the parties hereto will use commercially reasonable efforts to negotiate within 90 days following the date of receipt of such request an inter-creditor/non-disturbance agreement (the "JV Inter-Creditor Agreement"), on terms satisfactory to the Lender, acting reasonably, that provides that, upon the Mixed-Use Property being subdivided from the remainder of the Gulfstream Property, on terms acceptable to the Lender, acting reasonably, the Lender will subordinate its respective security interest in such Mixed-Use Property to the joint venture's interest, as tenant, in the 99-year ground lease (the "JV Ground Lease") that Gulfstream Guarantor will be entering into with the joint venture; provided that: (a) the Lender will be granted a second-ranking security interest over: (i) the Gulfstream Guarantor's (or any Affiliate's) interest in the JV Ground Lease; and (ii) the Gulfstream Guarantor's (or any Affiliate's) interest in the joint venture entity, (b) the Lender shall be satisfied, acting reasonably, that such joint development shall not adversely impact the access to or the structural integrity of the Gulfstream Facilities, (c) the requirement that the tenant under the JV Ground Lease, the Gulfstream Guarantor, the Lender enter into a reciprocal easement agreement, on terms satisfactory to the Lender, acting reasonably, (d) the Lender shall receive from a reputable title insurance company approved by the Lender, acting reasonably, such title insurance endorsements as are reasonably requested by the Lender to insure the continued priority and validity of its security interest under the Gulfstream/Aventura Second Mortgage in respect of the remaining portion of the Gulfstream Property, and (e) any financing related to the joint venture shall be on terms subject to the approval of the Lender, acting reasonably.

5.4   Alternative Gaming

        The Lender understands that the Gulfstream Guarantor may wish to renovate and/or expand, at the Gulfstream Guarantor's sole cost and expense, the Gulfstream Facilities in order to accommodate alternative gaming if legalized in the State of Florida. The Lender agrees that it will grant the Gulfstream Guarantor any necessary consents under this Agreement and its Security to permit such renovation and/or expansion; provided that the Lender is satisfied, acting reasonably, (a) that all necessary alternative gaming licences, construction permits and other municipal approvals have been received in respect of such renovation and/or expansion, (b) with the terms of any financing required in connection with such renovation and/or expansion, and (c) that such renovation and/or expansion will not adversely impact (i) the ability of the Gulfstream Guarantor to continue to meet its obligations under this Agreement, and the Gulfstream Loan Agreement, (ii) the structural integrity of the Gulfstream Facilities and/or (iii) the ability of the Lender to realize on the Security and the security under the Gulfstream Loan Agreement.

        The Lender further agrees to consider in good faith and act reasonably in reviewing any request from the Gulfstream Guarantor to restructure the Security provided by the Gulfstream Guarantor held by the Lender in order to accommodate the financing of a renovation and/or expansion of the Gulfstream Facilities to house alternative gaming; provided that: (a) the provisos set forth in the immediately preceding paragraph are complied with; (b) nothing herein shall require the Lender to subordinate or postpone its Security or impair its value; and (c) all costs and expenses reasonably incurred by the Lender in reviewing such request and/or restructuring such Security shall be paid for by the Gulfstream Guarantor.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1    Borrower's and Guarantors' Representations and Warranties

        To induce the Lender to enter into the Loan Documents and to make the Loan, the Borrower hereby makes the following representations and warranties with respect to itself and its subsidiaries, and the Guarantors hereby make the following representations and warranties with respect to themselves and their subsidiaries (excluding, in the case of MEC, subsidiaries of MEC other than the Borrower, the Gulfstream Guarantor and the Palm Meadows Guarantor and their respective subsidiaries) as of the date hereof (provided that each of the representations and warranties is qualified by the Disclosure Schedule (as specifically set out therein)):

  (a)
  Binding Obligation:    The Loan Documents have each been duly authorized, executed and delivered by the Borrower and the Guarantors and each constitutes the legally binding obligation of the Borrower and the Guarantors, as the case may be, enforceable (subject to creditors rights and equitable remedies) against the Borrower and the Guarantors, in accordance with each of their respective terms.

  (b)
  Borrower's and Guarantors' Existence:    The Borrower is a corporation duly formed, validly existing and in good standing under the laws of the State of Oklahoma and qualified to own its property and assets and to carry on business in the State of Oklahoma, including the business currently carried on by it. Each Guarantor is a corporation duly formed, validly existing and in good standing under the laws of jurisdiction of its incorporation and qualified to own its property and assets and to carry on business in such jurisdiction, including the business currently carried on by it.

  (c)
  Authority:    The Borrower and the Guarantors have full right, power and authority to execute the Loan Documents on their own behalf and no consents of any third parties are required that have not been obtained.

  (d)
  Business:    The Borrower does not carry on any business other than the ownership, operation, development, finance and management of the Remington Property, the Guarantors (other than MEC) do not carry on any business other than the ownership, operation, development, finance and management of the other Properties, including, in each case, horseracing and parimutuel gaming and activities ancillary thereto and MEC does not carry on any material business other than the Core Line of Business (as defined in the MEC Bridge Loan Agreement). The Borrower and each of the Guarantors conducts its business in a reasonable and prudent manner.

  (e)
  No Violation:    The execution, delivery and compliance with the terms and provisions of this Agreement and the Loan Documents by the Borrowers and the Guarantors will not (i) violate in any material respects any provisions of law or any Applicable Legal Requirement, (ii) require any consent of any third party not previously obtained or as otherwise set out in Section 7.1(aa), or (iii) violate in any material respects or cause a default under any agreement to which the Borrower or the Guarantors are a party or by which they will be bound.

  (f)
  Borrower Organizational Documents:    A true and complete copy of the certificate of formation, certificate of authority to transact business and by-laws of the Borrower and all other documents creating and governing the Borrower (collectively, the "Borrower Incorporation Documents") have been made available to the Lender. There are no other agreements, oral or written, among any of the shareholders of the Borrower relating to the Borrower. The Borrower Incorporation Documents were duly executed and delivered, are in full force and effect, and are binding upon and enforceable in accordance with their terms. No breach exists under the Borrower Incorporation Documents and no act has occurred and no condition exists which, with the giving of notice or the passage of time would constitute a breach under the Borrower Incorporation Documents.

  (g)
  Guarantors' Organizational Documents:    True and complete copies of the certificates of formation, certificates of authority to transact business, certificates of formation, articles of incorporation, by-laws and all other documents creating and governing each of the Guarantors (collectively, the "Guarantor Incorporation Documents") have been made available to the Lender. There are no other agreements, oral or written, among any of the shareholders of each of the Guarantors relating to the Guarantors. The Guarantor Incorporation Documents were duly executed and delivered, are in full force and effect, and are binding upon and enforceable in accordance with their terms. No breach exists under the Guarantor Incorporation Documents and no act has occurred and no condition exists which, with the giving of notice or the passage of time would constitute a breach under the Guarantor Incorporation Documents. The Borrower Incorporation Documents and the Guarantor Incorporation Documents are herein collectively referred to as the "Organizational Documents".

  (h)
  Authorized Capital:    The authorized capital of the Borrower consists of 10,000 common shares of which 500 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares
Magna Entertainment Corp.	common	500

    The authorized capital of the Gulfstream Guarantor consists of 13,040 common shares of which 11,232 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares
Magna Entertainment Corp.	common	11,232

    The authorized capital of the Palm Meadows Guarantor consists of 10,000 common shares of which 100 common shares are duly issued and outstanding as fully paid and non-assessable. The beneficial holder of such outstanding shares is as follows:

Beneficial Holder	Class of Shares	Number of Shares
Magna Entertainment Corp.	common	100

    The authorized capital of MEC consists of 310,000,000 shares of Class A Subordinate Voting Stock, par value of $0.01 per share, of which 48,892,971 were issued and outstanding as at June 30, 2005 and 90,000,000 shares of Class B Stock, par value of $0.01 per share, of which 58,466,056 are issued and outstanding.

  (i)
  Financial Statements:    The Lender has been furnished with a copy of the unaudited internally prepared consolidated financial statements of the Borrower and each of the Guarantors dated as of and at the end of the most recently completed fiscal quarter. Such internally prepared consolidated financial statements of the Borrower and each of the Guarantors fairly present the financial condition of the Borrower and each of the Guarantors as at such date in conformity with GAAP applied on a consistent basis (save and except for the reflection of the value of the assets of the Borrower and each of the Guarantors at their market value instead of their cost as reflected in the notes to such financial statements) and there has been no Material Adverse Change since the date of such statements.

  (j)
  Combined Financial Statements:    The Lender has been furnished with a copy of the unaudited internally prepared Combined financial statements dated as of and at the end of the most recently completed fiscal quarter. Such internally prepared Combined financial statements fairly present the Combined financial condition of the Borrower, the Gulfstream Guarantor and the Palm Meadows Guarantor as at such date in conformity with generally accepted accounting principles applied on a consistent basis (save and except for the reflection of the value of the assets of the Borrower, the Gulfstream Guarantor and the Palm Meadows Guarantor at their market value instead of their cost as reflected in the notes to such financial statements) and there has been no Material Adverse Change since the date of such Combined statements.

  (k)
  Litigation:    There is no litigation, arbitration or other proceeding or governmental investigation pending or, to the best of the Borrower's and the Guarantors' knowledge, threatened against or relating to the Borrower or any of the Guarantors or any of their property, assets, or business, including any of the Properties, which, if decided adversely, could result in a Material Adverse Change or negatively affect the prospects for repayment of the Loan.

  (l)
  Taxes:    Except as could not be reasonably expected to have a Material Adverse Effect, the Borrower and each Guarantor have filed all tax returns which are required to be filed, paid all Taxes shown as due thereon or as assessed or reassessed, except to the extent that any assessment or reassessment is being contested diligently and in good faith, including interest and penalties which are due and payable and have provided adequate reserves for payment of any tax the payment of which is being contested.

  (m)
  Governmental Registrations, Approvals, Etc.:    No approval, authorization, consent or other order of, and no designation, filing, further registration, qualification or recording with, any Governmental Authority, domestic or foreign, is legally required to authorize or is otherwise required in connection with or for the execution, delivery or performance by the Borrower and/or any of the Guarantors of the Loan Documents, except as have already been obtained or except as referred to in Section 7.1(aa).

  (n)
  Material Assets:    The Borrower and each of the Guarantors owns or has legally enforceable rights to use all material assets (including real property and licences), contracts, and other documents necessary to conduct its business and that (a) all such assets (other than permits and licences) have been assigned, pledged, mortgaged or otherwise encumbered pursuant to the Security and (b) all permits and licences are subject to a negative pledge.

  (o)
  Material Agreements:    The Material Agreements referred to in items (i) to (vii)(A) inclusive of the definition of Material Agreement together with any other Material Agreements disclosed in writing to the Lender from time to time constitute all of the Material Agreements in existence. Neither the Borrower nor the Guarantors, nor, to the best knowledge of the Borrower and the Guarantors, any other party thereto, is in breach of or in default of any material obligation thereunder except those in respect of which the Borrower has advised the Lender in writing from time to time and of which the Lender has indicated in writing its satisfaction. To the best of the knowledge of the Borrower and the Guarantors, the Material Agreements are in good standing and no event has occurred which, with the passage of time or the giving of notice or both, would constitute an event of default under any of the Material Agreements.

  (p)
  Title:    The Borrower has a good and valid leasehold interest to the Remington Lands and has a good and valid ownership interest in the other part of the Remington Property, in each case, free and clear of any Encumbrance of any nature except Permitted Encumbrances, and the Guarantors (other than MEC) have good and marketable title in fee simple to other Properties free and clear of any Encumbrance of any nature except Permitted Encumbrances. No Person or entity has any option to acquire ownership of any of the Properties.

  (q)
  Occupancy Agreements:    The list of all of the existing material leases, agreements to lease, licences and other forms of occupancy agreements affecting any of the Properties (collectively, the "Occupancy Agreements") provided to the Lender in writing constitutes all of the Occupancy Agreements now in existence. All of the Occupancy Agreements are in good standing and to the best knowledge of the Borrower and/or any of the Guarantors, none of the parties thereto is in default of any material obligation thereunder except those in respect of which the Borrower has advised the Lender in writing from time to time and of which the Lender has indicated in writing its satisfaction.

  (r)
  By-law Compliance:    All by-laws, zoning, licences, certificates, consents, approvals, rights, permits and agreements required to enable the Remington Facilities to be reconstructed and to enable the Properties to be used, operated and occupied in their current and intended manner are being complied with or have been obtained and are in good standing, or, to the extent that any have not already been obtained, the same are not yet required and, if not yet required but the same are material, the Borrower and the Guarantors have no reason to believe that the same will not be available prior to the time that the same are so required. All building services required for the proper functioning of the Properties have been obtained, are functioning properly and are fit and suitable for their intended purpose.

  (s)
  Information Provided:    All information (other than financial projections) furnished or made available by the Borrower and/or any of the Guarantors to the Lender to induce the Lender to enter into or maintain this Agreement is true, accurate and complete in all material respects and does not omit to state any material fact, and all financial projections furnished or made available by the Borrower and/or any of the Guarantors to the Lender have been prepared based on reasonable assumptions and neither the Borrower nor any of the Guarantors has any knowledge or information which would materially adversely affect such financial projections. The Borrower (and each of the Guarantors) has disclosed in writing to the Lender everything to which it has knowledge regarding the business, operations, property, financial condition, or business prospects of itself, and each of the Properties which could result in a Material Adverse Change.

  (t)
  Improvements:    Except as disclosed to the Lender in writing, the present use of each Property complies, and the future use of each Property will comply, in all material respects, with all: (a) applicable legal and contractual requirements with regard to the use, occupancy, construction and operation thereof, including, without limitation, all zoning, subdivision, environmental, flood hazard, fire safety, health, handicapped facilities, building and other laws, ordinances, codes, regulations, orders and requirements of any Governmental Authority, including the Remington Development Agreement and the Gulfstream Development Agreement; (b) building, occupancy and other permits, licences and approvals; and (c) declarations, easements, rights-of-way, covenants, conditions and restrictions of record.

  (u)
  Properties Access:    The Properties are accessible through all current access points, each of which connects or, upon the completion of the contemplated development of the Properties will connect, directly to a fully improved and dedicated road accepted for maintenance and public use by the Governmental Authority having jurisdiction.

  (v)
  Utilities:    All utility services necessary and sufficient for the construction, use or operation of each of the Properties (now and as contemplated by the Borrower and the Guarantors in the future) are currently connected or, upon the completion of the contemplated development of the Gulfstream Property, will be connected, at the boundary of the applicable Property directly to lines owned by the applicable utility and lying in dedicated roads, including water, storm, sanitary sewer, gas, electric and telephone facilities.

  (w)
  Flood Hazards/Wetlands:    None of the Properties is situated in an area designated as having special flood hazards as defined by the Flood Disaster Protection Act of 1973, as amended, or as wetlands by any Governmental Authority having jurisdiction over any of the Properties.

  (x)
  Environmental Conditions:    Except as disclosed in the Environmental Disclosure:

  (i)
  each of the Properties is in material compliance with all applicable Environmental Laws and all applicable Safety Laws and all operations and activities on or at each of the Properties are in material compliance with all applicable Environmental Laws and all applicable Safety Laws and to the knowledge of the Borrower and each of the Guarantors, there are no current facts, circumstances or conditions that are reasonably likely to materially affect such continued compliance;

  (ii)
  neither the Borrower nor any of the Guarantors has received any, or has knowledge of any threatened, Order, notice, citation, directive, inquiry, summons or warning, verbal, written or otherwise, or any other written communication from: (A) any Governmental Authority or private citizen, whether acting or purporting to act in the public interest or otherwise; (B) the current or prior owner, occupant or operator of any of the Properties; or (C) any other Person to whom any of the Borrower and any of the Guarantors could be reasonably held liable, of any actual or potential violation or failure to comply with any Environmental Law or Safety Law or of any actual or potential obligation to undertake or bear the cost of any Environmental or Safety Liability, including with respect to any Hazardous Activity in respect of the Properties or any adjacent real property;

    (iii)
    the Borrower and each of the Guarantors have obtained all material Environmental Consents and Safety Consents and have obtained or are in the process of obtaining all non-material Environmental Consents and Safety Consents, in each case as required for their use and operation of the Properties and all such obtained Environmental Consents and Safety Consents are in good standing and the Borrower and each of the Guarantors are in compliance with all terms and conditions of such Environmental Consents and Safety Consents;

    (iv)
    there are no pending or, to the knowledge of the Borrower or any of the Guarantors, threatened, claims, encumbrances or restrictions of any nature resulting from or constituting any material Environmental or Safety Liability or arising under or pursuant to any Environmental Law or Safety Law affecting the Borrower or any of the Guarantors or any of the Properties or offsite location;

    (v)
    to the knowledge of the Borrower and each of the Guarantors, there is no material amount of Hazardous Materials present at, near or from any of the Properties, including any Hazardous Materials contained in barrels, aboveground or underground storage tanks, landfills, land deposits, surface impoundments, dumps, equipment (whether movable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, containment ponds or any other part of any facility or incorporated into any structure therein or thereon except in the ordinary course of business consistent with past practice and for which all necessary environmental disclosures have been made to Governmental Authorities;

    (vi)
    to the knowledge of the Borrower and each of the Guarantors, there has been no material Release or Threat of Release of any Hazardous Materials at or from any location where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used, processed, transported, stored, handled, treated, disposed, recycled or received from the Borrower and/or any of the Guarantors;

    (vii)
    to the knowledge of the Borrower and each of the Guarantors, there are no aboveground or underground storage tanks in, on or associated with any of the Properties, that would materially impact any of the Properties;

    (viii)
    to the knowledge of the Borrower and each of the Guarantors, none of the Properties contains any wetlands or other sensitive, endangered or protected areas or species or flora or fauna that would materially impede the Construction or the Gulfstream Reconstruction and/or any currently proposed development of the Palm Meadows Training Center Property;

    (ix)
    to the knowledge of the Borrower and each of the Guarantors, there are no facts or circumstances at the Properties that could form the basis for the assertion of any material Environmental or Safety Liability against the Borrower and/or any of the Guarantors, including any material Environmental or Safety Liability arising from current environmental or health and safety practices;

    (x)
    to the knowledge of the Borrower and each of the Guarantors, neither the Borrower nor any of the Guarantors has compromised or released any insurance policies, or waived any rights under insurance policies, that may provide coverage for any Environmental or Safety Liability, where such compromise, release or waiver would have a Material Adverse Effect;

    (xi)
    to the knowledge of the Borrower and each of the Guarantors, none of the Borrower, the Gulfstream Guarantor and/or the Palm Meadows Guarantor has assumed the liability of any other Person or entity for, and none of the foregoing have agreed to indemnify any other Person or entity against, claims arising out of the Release of Hazardous Materials into the Environment other than on or from the Properties or other claims under Environmental Laws and Safety Laws other than claims with respect to the Properties;

    (xii)
    to the knowledge of the Borrower and each of the Guarantors, the Borrower and the Guarantors have delivered to the Lender true and complete copies of any and all reports, studies, audits, analyses, evaluations, assessments or monitoring data which could reasonably be considered to contain a material fact pertaining to Hazardous Materials or Hazardous Activities in, on, under or related to any of the Properties, the operations and approval of development of any of the Properties, compliance by the Borrower and the Gulfstream Guarantor and the Palm Meadows Guarantor with Environmental Laws and Safety Laws or any actual or potential Environmental or Safety Liability of any of the Relevant Entities with respect to the Properties;

    (xiii)
    the Borrower and each of the Guarantors are not aware of any material conflicts or disagreements between any Governmental Authorities and the Borrower and each of the Guarantors regarding environmental matters; and

    (xiv)
    the Borrower and each of the Guarantors do not intend as at the date of this Agreement to decrease in any material way the resources available to the Relevant Entities to address issues under Environmental Laws or Safety Laws.

  (y)
  Taxes/Assessments:    There are no unpaid or outstanding real estate or other taxes or assessments on or against any of the Properties or any part thereof which are not overdue. Upon the completion of the Construction, the Tax bills affecting the Remington Property will cover the entire Remington Property and will not cover or apply to any other property. Neither the Borrower nor any of the Guarantors has received any written notice of any supplemental Taxes which may be owing or otherwise assessed which are not overdue.

  (z)
  Eminent Domain:    There is no eminent domain or condemnation proceeding pending or, to the best of the Borrower's knowledge and any of the Guarantors' knowledge, threatened, relating to any of the Properties or any part thereof.

  (aa)
  Compliance:    There are no alleged or asserted violations of law (including, without limitation, all racing and gaming laws and regulatory requirements), municipal ordinances, public or private contracts, declarations, covenants, conditions, or restrictions of record, or other requirements with respect to any of the Properties which if enforced would or are likely to result in a Material Adverse Change.

  (bb)
  Employee Benefit Plans:    Neither the Borrower nor either of the Gulfstream Guarantor or the Palm Meadows Guarantor sponsors any pension plan, as defined in ERISA.

  (cc)
  Labour Controversies:    There are no labour controversies pending or threatened against the Borrower and/or the Guarantors which, if adversely determined, could result in a Material Adverse Change.

  (dd)
  Foreign Ownership:    Neither the Borrower nor any of the Guarantors is or will be a "foreign corporation", "foreign partnership", "foreign trust", "foreign estate", "foreign person", "affiliate" of a "foreign person" or a "United States intermediary" of a "foreign person" within the meaning of the IRC, Sections 897 and 1445, the Foreign Investments in Real Property Tax Act of 1980, the International Foreign Investment Survey Act of 1976, the Agricultural Foreign Investment Disclosure Act of 1978, or the regulations promulgated pursuant to such Acts or any amendments to such Acts.

  (ee)
  Solvency:    The Borrower and each of the Guarantors is solvent, able to pay its debts as such debts become due, has capital sufficient to carry on its business and transactions and all businesses and transactions in which it is about to engage, and the value of its property at a fair valuation is greater than the sum of its debts. Neither the Borrower nor any of the Guarantors will be rendered insolvent by the execution and delivery to the Lender of the Loan Documents or by the transactions contemplated thereunder, and no: (i) assignment for the benefit of the creditors of any of them; (ii) appointment of a receiver for any of them or for the property of any of them; or (iii) bankruptcy, reorganization, or liquidation proceeding, is pending or threatened (whether voluntary or involuntary) or has been instituted by or against any of them.

  (ff)
  Casualty:    Except for the Construction and the Gulfstream Reconstruction, there is no damage or destruction to any part of the Properties by fire or other casualty that has not been repaired.

  (gg)
  No Agreement to Sell Assets:    Except as specifically set forth in the MEC Recapitalization Plan, the Borrower and each of the Guarantors do not have any legal obligation, absolute or contingent, to any Person or entity to sell any of their assets, except in the ordinary course of business consistent with past practice, or to effect any merger, consolidation or other reorganization of the Borrower or any of the Guarantors with any other Person or entity or to enter into any agreement with respect thereto.

  (hh)
  Business Purpose:    The proceeds of the Loan to the Borrower pursuant to the Loan Documents will be used by the Borrower solely and exclusively for the proper business purposes set out in Section 2.1. The Borrower is not in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System), and no proceeds of any loans and/or advances made by the Lender to or for the benefit of the Borrower will be used to purchase or carry margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock.

  (ii)
  Consideration:    The Loan Documents were executed and delivered by the Borrower to the Lender in good faith and in exchange for a reasonably equivalent value without any intent to hinder, delay or defraud any creditor of the Borrower.

  (jj)
  Unmatured Event of Default or Event of Default:    No Unmatured Event of Default or Event of Default has occurred and is continuing.

  (kk)
  Other Regulations:    Neither the Borrower nor any of the Guarantors is subject to regulation under the Investment Company Act of 1940, the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, any state public utilities code or to any other law, regulation, rule, limitation or restriction of a Governmental Authority limiting its ability to incur indebtedness.

  (ll)
  Patent and Other Rights:    Each of the Borrower and the Guarantors owns, licences or otherwise has the full right to use, under validly existing agreements, all patents, licences, trademarks, trade names, trade secrets, service marks, copyrights and all rights with respect thereto, which are required to conduct their businesses as now conducted.

  (mm)
  Margin Stock:    None of the Borrower nor any of the Guarantors owns Margin Stock which, in each case, in the aggregate, would constitute over 25% of the assets of such Person and no proceeds of the Loan will be used to purchase or carry, directly or indirectly, any Margin Stock or to extend credit, directly or indirectly, to any Person for the purpose of purchasing or carrying any Margin Stock. The term "Margin Stock" shall have the meaning given to such term in Regulation U issued by the Board of Governors of the Federal Reserve System.

  (nn)
  Adequate Insurance:    All of the property of the Borrower and the Guarantors is insured with good and responsible companies against fire and other casualties in the same manner and to the same extent as such insurance is usually carried by Persons carrying on a similar business and owning similar property located in the same general area as the property owned by the Borrower or Guarantor, as the case may be, including the Properties, and the Borrower and each of the Guarantors maintains or causes to be maintained with good and responsible insurance companies adequate insurance against business interruption with respect to the operations of all of such property and liability on account of damage to Persons or property, including damage resulting from product liability, and under all applicable workers' compensation laws, in the same manner and to the same extent as such insurance is usually carried by Persons carrying on a similar business and owning similar property.

  (oo)
  Legal Name:    None of the Borrower nor any of the Guarantors conducts business under any corporate names other than its legal name, and the Borrower and each of the Guarantors have, in the past, held themselves out as separate entities and have conducted operations under their own respective names;

  (pp)
  USA Patriot Act:    Neither the Borrower nor any of the Guarantors nor any Affiliate thereof, is identified in any list of known or suspected terrorists published by any United States government agency, (individually, as each such list may be amended or supplemented from time to time, referred to as a "Blocked Persons List") including, without limitation, (i) the annex to Executive Order 13224 issued on September 23, 2001 by the President of the United States and (ii) the Specially Designated Nationals List published by the United States Office of Foreign Assets Control.

  (qq)
  Licences and Permits:    Neither the Borrower nor any of the Guarantors except for the Gulfstream Guarantor has pledged any licences or permits, held by it or any of its subsidiaries, to a third party.

  (rr)
  Disclosure.    All information provided to the Lender relating to the financial condition, business, affairs and prospects of the Borrower and the Guarantors (other than financial projections), consisting of those documents and materials made available for review by the Borrower and referenced in binders of materials compiled by the Borrower to assist the Lender and the Lender's counsel in connection with their due diligence review (but, for greater certainty, excluding any work product of the Lender or the Lender's counsel), together with any information set out in the Disclosure Schedule, was true, accurate and complete in all material respects and omits no material fact necessary to make such information not misleading in light of the circumstances under which such information was provided. All information (other than financial projections) furnished or made available by the Borrower and/or any of the Guarantors to the Lender to induce the Lender to enter into or maintain this Agreement is true, accurate and complete in all material respects and does not omit to state any material fact. All financial projections furnished or made available by the Borrower and/or any of the Guarantors to the Lender have been prepared in good faith, on the basis of all known facts and using reasonable assumptions and the Borrower and each of the Guarantors believes such projections to be fair and reasonable and neither the Borrower nor any of the Guarantors has any knowledge or information which would materially adversely affect such financial projections. The Borrower and each of the Guarantors has disclosed in the Disclosure Schedule everything to which it has knowledge regarding the business, operations, property, financial condition, or business prospects of itself, and each of the Properties which could result in a Material Adverse Change.

6.2    Survival of Borrower's and Guarantors' Representations

        All representations and warranties of the Borrower and the Guarantors in this Agreement, the Loan Documents and all representations and warranties in any certificate delivered by the Borrower pursuant hereto and thereto, shall survive execution of the Loan Documents and the making of the Loan, and may be relied upon by the Lender as being true and correct with effect as of the date given (either initially or as brought down) until the Loan is fully and irrevocably paid. Without derogating from the foregoing, the representations and warranties of the Borrower and each of the Guarantors set out in Section 6.1(x) shall survive the payment and performance of the Indebtedness, liabilities and obligations of the Borrower under, and the termination and release by the Lender of, this Agreement and the other Loan Documents.

6.3    Lender's Representations and Warranties

        The Lender hereby represents and warrants that: (a) this Agreement and the other Loan Documents executed by the Lender have each been duly authorized, executed and delivered by the Lender and each constitutes the legally binding obligation of the Lender, enforceable against the Lender in accordance with its respective terms; (b) the Lender is the Zug branch of a partnership duly formed, validly existing and in good standing under the laws of Iceland; and (c) the Lender has full right, power and authority to execute this Agreement and those other Loan Documents executed by it on its own behalf and no consents of third parties are required which have not been, or will not be, obtained.

ARTICLE 7
AFFIRMATIVE COVENANTS

7.1    Covenants

        The Borrower and the Guarantors covenant and agree with the Lender that from the date of this Agreement and thereafter until the Loan (including interest thereon), and all fees and expenses to be paid by the Borrower to the Lender hereunder, are paid in full:

  (a)
  Payments:    The Borrower shall duly and punctually pay to the Lender all amounts payable by it hereunder when due.

  (b)
  Corporate Existence:    The Borrower shall maintain in good standing its corporate existence under the laws of the State of Oklahoma and qualify and remain duly qualified to do business and own property in each jurisdiction in which such qualification is necessary in view of its business and operations, and each Guarantor shall maintain in good standing its corporate existence under the laws of the jurisdiction of its incorporation and qualify and remain duly qualified to do business and own property in each jurisdiction in which such qualification is necessary in view of its business and operations.

  (c)
  Compliance with Laws:    The Borrower and each of the Guarantors shall comply, in all material respects, with all Applicable Legal Requirements (including environmental laws, rules, regulations and orders and racing and gaming laws, rules, regulations and orders), such compliance to include, without limitation, paying when due all Taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits or any property belonging to it except to the extent contested in good faith and for which adequate reserves are maintained.

  (d)
  Books and Records/Reporting:    (i) The Borrower and each of the Guarantors shall keep and maintain (and provide the Lender and its representatives and agents with reasonable access and copies of same if so requested by the Lender) at all times at the Borrower's address (in the case of the Borrower) or at each Guarantor's address (in the case of the Guarantors), or at MEC's address, or at such other place as the Lender may approve in writing, complete and accurate books of accounts and records adequate to reflect the results of the operation of each of the Properties, any financial statements required to be provided to the Lender pursuant to the Remington Mortgage and/or the Gulfstream/Aventura Second Mortgage and/or the Palm Meadows Training Center Second Mortgage, and copies of all written contracts, correspondence, and other documents affecting any of the Properties. Without limiting the foregoing, the Borrower and each Guarantor agrees to deliver the following to the Lender:

  (A)
  copies of any notices which any contractor delivers to the Borrower and/or any Guarantor under or pursuant to the Construction Contracts or the Gulfstream Construction Contracts which relate to (I) the occurrence of any default or event of default or other event that, with the passage of time, giving of notice or both, shall become a default or event of default under any of the Construction Contracts or the Gulfstream Construction Contracts, as the case may be, (II) any situation or event which might give rise to the payment by the Borrower and/or any of the Guarantors of liquidated damages or other monetary amounts, (III) an application for planning or development approval relating to any portion of any of the Properties, (IV) any matter relating to the design, layout, alignment or realignment, approval or construction of the Remington Facilities or the Gulfstream Facilities, or (V) any matter relating to the design, layout, approval or construction of utility easements, lines, equipment and infrastructure of any of the Properties; and

  (B)
  upon the written request of the Lender, and contemporaneously with the quarterly and year-end financial statements required under Section 7.1(d)(ii), a certificate (a "Compliance Certificate") signed by an officer of the Borrower and an officer of each Guarantor stating that to the best of his or her knowledge after having made reasonable inquiry and without personal liability to such officer:

      (I)
      no Unmatured Event of Default or Event of Default has occurred and is continuing or if any such Unmatured Event of Default or Event of Default has occurred and is continuing, a statement as to the nature and status thereof, including specifying the relevant particulars and the period of existence thereof and the action taken, being taken or proposed to be taken by or on behalf of the Borrower or any Guarantor with respect thereto, and stating that otherwise no Unmatured Event of Default or Event of Default has occurred during such fiscal quarter or fiscal year, as applicable, which is still continuing;

      (II)
      confirming that no distributions, dividends, transfers, loans or other payments have been made by the Borrower or the Guarantors in contravention of this Agreement; and

      (III)
      in each case where a Material Adverse Change has occurred, specifying the relevant particulars, the period of existence and the action taken, being taken or proposed to be taken by or on behalf of the Borrower or any Guarantor with respect thereto, such certificate to relate to the period from the end of the then last preceding fiscal quarter or fiscal year, as applicable, of the Borrower or such Guarantor in question to and including the date of such certificate.

  (ii)
  The Borrower and the Guarantors shall prepare and furnish (or cause to be so prepared and furnished) to the Lender:

  (A)
  as soon as available and in any event within 40 days after the end of each month, an unaudited income statement and a balance sheet for the Borrower and each of the Guarantors for the preceding month, and such other documentation as the Lender may reasonably request from time to time certified as true, correct and complete by the Borrower and each of the Guarantors, as applicable;

  (B)
  as soon as available and in any event within 40 days after the end of each fiscal quarter of each of the Borrower, the Gulfstream Guarantor and the Palm Meadows Guarantor (I) a copy of the unaudited financial statements of the Borrower and each such Guarantor for such fiscal quarter and (II) a copy of the unaudited Combined financial statements of the Borrower, the Gulfstream Guarantor and the Palm Meadows Guarantor for such fiscal quarter;

    (C)
    as soon as available and in any event within 90 days after the end of the fiscal year of the Borrower and each of the Gulfstream Guarantor and the Palm Meadows Guarantor, (I) a copy of the audited (or, in the case of the Palm Meadows Guarantor, unaudited) annual financial statements for the fiscal year just ended of the Borrower and each such Guarantors fairly presenting the financial condition and the results of the operations of the Borrower and each such Guarantor, including, without limitation, a balance sheet, an income statement and such additional reasonable information as the Lender may reasonably request from time to time and (II) a copy of the unaudited Combined financial statements of the Borrower, the Gulfstream Guarantor and the Palm Meadows Guarantor for such fiscal year fairly presenting the Combined financial condition and results of operations of the Borrower, the Gulfstream Guarantor and the Palm Meadows Guarantor and including the same type of statements and other information as are contained in the audited financial statements referred to in (I) above;

    (D)
    within 40 days after the end of each fiscal quarter (or more often if requested by the Lender), the Borrower shall submit to the Lender a detailed written statement of the status of the Construction, including an updated budget, if applicable, detailed information regarding infrastructure improvements and development costs, the status of the Construction Agreements (and the Borrower's performance thereunder), including detailed information regarding amounts spent or incurred to such date and required to be spent or incurred to complete the Construction as of the last day of such fiscal quarter, and any other matters reasonably requested by the Lender;

    (E)
    as soon as practicable, and in any event not later than 40 days after the commencement of each fiscal year of the Borrower, projected individual and Combined financial statements for the following fiscal year, including in each case, projected individual and Combined balance sheets, statements of income and retained earnings and statements of cash flow of the Borrower, the Gulfstream Guarantor and the Palm Meadows Guarantor, all in reasonable detail and in any event to include projected operating and capital budgets;

    (F)
    within 40 days after the commencement of each fiscal year of the Borrower and the Guarantors, a business plan for the Borrower and each Guarantor for the two subsequent fiscal years in form, scope and substance acceptable to the Lender and, in the event that any material change is subsequently proposed to any such business plan, within five days thereafter, written notice to the Lender providing reasonable details of the proposed change to be followed as soon as practicable thereafter with a modified business plan reflecting such material change;

    (G)
    until the Remington Facilities Completion Date, within 20 days after the end of each calendar month, the Borrower will make available to the Lender, and, if requested, provide a report containing, the following information for such calendar month:

    (I)
    a detailed cost report;

    (II)
    a listing of all accounts payable reflecting the aging thereof and identifying those which are to be paid out of any reasonably contemporaneous Advance;

    (III)
    a listing of all outstanding cheques;

    (IV)
    details of all monies held to satisfy construction liens; and

    (V)
    any material adverse changes to the budget for the Remington Facilities, including any increase or decrease thereto which individually or in the aggregate shall exceed $100,000;

    (H)
    if reasonably requested by the Lender, the Borrower will provide supporting documentation for all receipts and expenditures disclosed on any of the aforementioned financial statements and reports, including, but not limited to, bank statements, contracts, invoices, copies of checks and general ledgers. To the extent the Lender reasonably requires based on adverse or incorrect matters disclosed in the Borrower's records or computations, the Lender may audit the accuracy of the Borrower's records and computations at any time and the reasonable costs and expenses of any such audit shall be paid by the Borrower. If an Event of Default shall be continuing, the Lender shall be free to conduct such audits as the Lender may deem reasonably necessary and such shall be paid for by the Borrower; and

    (I)
    from time to time, such other information, financial and otherwise, concerning the Borrower and the Guarantors as the Lender may reasonably request.

    (iii)
    Within 40 days after the end of each calendar quarter (or more often if requested by the Lender), the Borrower shall submit to the Lender a detailed written statement of the status of any remediation activities in respect of the Properties (A) required under each of the Environmental Reports, to comply with Environmental Laws or (B) requested by the Lender, acting reasonably, including, without limitation, a statement as to remediation work performed to date and remediation work remaining to be completed and, in addition, within one month after the end of each third of a calendar year, commencing with the third of a calendar year ending August 31, 2005, the Borrower shall submit to the Lender, if requested, an update prepared by the author of each Environmental Report satisfactory to the Lender of (x) each of the Environmental Reports or (y) the most recent update provided to comply herewith, including in such update the amounts expended in respect of remediation during such period;

  (e)
  Additional Information:    A representative of the Borrower and the Guarantors shall meet regularly with the Lender at the Lender's request to discuss the status of the Properties. In addition the Borrower and the Guarantors will make financial officers available to discuss with the Lender, upon reasonable prior notice to the Borrower or the Guarantors, as applicable, the affairs, finances and accounts of the Borrower and the Guarantors and, to the extent the same is relevant to the Loan or the Security, its Affiliates, all at such reasonable times and as often as the Lender may reasonably request. The Borrower and each of the Guarantors shall deliver or make available to the Lender copies of all business plans, independent authorized gaming analyses, appraisals, and other documentation in the possession or control of the Borrower and/or the Guarantors (and/or any Affiliate of the Borrower and/or the Guarantors) that relates in any way to the Properties, or to the businesses to be conducted by the Borrower and/or any of the Guarantors on the Properties including any additional information that may be reasonably requested by the Lender in connection with the foregoing. All costs and expenses related to such reporting shall form part of the Loan Amount (and shall be deemed to have been advanced by the Lender thereunder).

  (f)
  Use of Proceeds:    The Borrower shall use the proceeds of the Loan only as authorized in Section 2.1 hereof and subject to the terms and provisions of the Loan Documents and for no other purpose, without the Lender's prior written consent, in the Lender's sole discretion. Except as expressly permitted herein, no portion of the proceeds of the Loan shall be used by the Borrower to pay any amounts to MEC (except for the reimbursement of construction costs paid by MEC, if any, as provided herein) or any Affiliate, and in no event shall any amounts be paid in any manner that might cause the borrowing or the application of such proceeds to violate Regulation G, Regulation U, Regulation T or Regulation X or any other regulation of the Board of Governors of the Federal Reserve System or to violate the Securities and Exchange Act of 1934.

  (g)
  Maintenance of the Properties:    Subject to work done in connection with the Construction and the Gulfstream Reconstruction, the Borrower and the Guarantors shall keep the Properties, including all buildings and improvements now or hereafter situated thereon, all equipment incidental to any of the Properties, in good condition subject to reasonable wear and tear, not commit or permit any waste thereof, make all necessary or advisable repairs, replacements and improvements and complete and restore promptly and in good workmanlike manner any building, improvements or other items of any of the Properties which may be damaged, or destroyed, and pay when due all costs incurred therefor.

  (h)
  Remington Property Operation and Completion:    The Borrower shall at all times remain the operating company for the Remington Property and will diligently cause to be done all things necessary to carry out to completion the Construction in accordance with plans and specifications therefor as are approved by the Lender, subject to such changes thereto as the Borrower may consider necessary and the Lender shall have approved, acting reasonably (the "Plans"), and in accordance with all development and construction agreements related thereto, subject to such changes thereto as the Borrower may consider necessary and the Lender shall have approved, acting reasonably, with all convenient speed and to complete such construction and development as promptly as reasonably practicable and substantially in accordance with the Plans and such agreements in each case to the extent amended as aforesaid. Without derogating from the foregoing, all applications for Governmental Authorizations in respect of the Plans and/or the Construction shall, to the extent that the scope, form and substance or terms thereof are inconsistent or otherwise not in accordance with the Plans, be submitted to the Lender for its review and approval.

  (i)
  Conduct of Construction.    The Construction will be constructed in a good and workmanlike manner by the Borrower using quality materials in accordance with the Plans.

  (j)
  Compliance with Agreements:    The Borrower and each of the Guarantors shall carry out all its obligations under this Agreement, the Security and the Material Agreements and shall use its reasonable efforts to cause the other parties thereto to do likewise.

  (k)
  Notice of Default:    The Borrower and each of the Guarantors shall provide the Lender with a copy of all written notices, correspondences and reports received or delivered by the Borrower or any Guarantor in respect of default under any of the Organizational Documents, Occupancy Agreements, Construction Contracts or Material Agreements and notices of violations of any Governmental Rule received by the Borrower or any of the Guarantors relating to any of the Properties including, without limitation, all racing and/or gaming licences, the Remington Development Agreement and/or any of the Construction Contracts. The Borrower shall furnish, or cause to be furnished, to the Lender, immediately upon becoming aware of the existence of an Event of Default or any Unmatured Event of Default, written notice of the existence of any such event or the existence of any such condition.

  (l)
  Construction Cost Overruns:    The Borrower shall promptly fund, at its own cost and expense, all cost overruns for the Construction, such that the principal amount yet to be advanced hereunder for the Construction shall not be less than the remaining cost to complete the Construction.

  (m)
  Conduct of Business:    The Borrower and each of the Guarantors shall conduct its business in a reasonable and prudent manner and, subject to the terms hereof, will take all reasonable steps to maintain and preserve its assets and properties and to maintain full and complete corporate and financial records. Neither the Borrower nor any of the Guarantors shall engage in any business or activity other than that consistent with past practice or provided for in the MEC Recapitalization Plan and as contemplated hereunder, which permitted business or activity shall include slots or other forms of alternative gaming permitted in connection with horse racing and parimutuel gaming.

  (n)
  Transactions with Affiliates; Separate and Distinct Business:    The Borrower shall conduct its operations as a separate and distinct business and shall not, save as may be disclosed in the MEC Recapitalization Plan: (i) enter into any contract or agreement with any shareholder, member, partner, principal or Affiliate, except upon market terms and conditions that are substantially similar to those that would be available to a similarly situated arms' length third party; (ii) commingle its assets or funds with the assets or funds of any of its shareholders, members, partners, principals, Affiliates or any other entity; (iii) acquire or own any material assets other than the Remington Property and such incidental personal property as may be necessary for the operation of the Remington Property; (iv) except in respect of the Gulfstream Loan Agreement and the MEC Bridge Loan Agreement, suggest that it is responsible for the debts of any third party (including any of its shareholders, members, partners, principals, Affiliates or any other entity); or (v) fail to maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations.

  (o)
  Material Adverse Change:    Upon the happening of any Material Adverse Change, the Borrower and/or the Guarantors shall promptly advise the Lender of such change or event.

  (p)
  Notification of Attachment or Other Action:    The Borrower and each of the Guarantors shall immediately notify the Lender in writing of any attachment or other legal process levied or threatened against any of the Properties, or the institution of any action, suit or proceeding by or against the Borrower, any of the Guarantors or any of the Properties, or any information received by the Borrower and/or any of the Guarantors relative to any of the Guarantors and/or the Borrower or any of the Properties which may adversely affect (i) the Borrower's ability to pay the Indebtedness, (ii) the value of any of the Properties or the value, validity or priority of the Lender's security interests granted pursuant to the Mortgages and/or any of the other Loan Documents, (iii) any of the Guarantors' ability to perform under the Guarantees and Indemnities, or (iv) any other rights and remedies of the Lender granted and continued pursuant to the Loan Documents.

  (q)
  Defense of Collateral:    The Borrower and the Guarantors shall pay when due all obligations, lawful claims or demands with respect to each of the Properties which, if unpaid, might result in, or permit the creation of, any lien or encumbrance on such Property, including but not limited to all lawful claims for labour, materials and supplies; provided that the Borrower or the applicable Guarantor shall have the right to contest any such claim so long as the Borrower or such Guarantor posts a bond acceptable to the Lender to protect the Lender's interest in such Property, and, in general, do or cause to be done everything necessary to fully preserve the rights and interests of the Lender under this Agreement and the other Loan Documents. The Borrower and the Guarantors shall at all times defend the Lender's interest in and to the Properties, and the priority position of said interest subject to the Permitted Encumbrances, against any and all claims of any Person adverse to the Lender. The Borrower and the Guarantors shall take all actions reasonably deemed necessary or appropriate by the Lender to give effect to the Lender's priority of interests contemplated by this Agreement and the other Loan Documents.

  (r)
  Insurance:    The Borrower and the Guarantors shall maintain or cause to be maintained at all times with respect to the Properties and their business and operations in respect thereof all customary and prudent insurance, including, without limitation, all insurance requested by the Lender, acting reasonably.

  (s)
  Taxes and Liabilities:    The Borrower and each Guarantor shall promptly pay when due all Taxes, duties, assessments and other liabilities, except such taxes, duties, assessments and other liabilities as the Borrower or such Guarantor is diligently contesting in good faith and by appropriate proceedings; provided that the Borrower or such Guarantor has provided for and is maintaining adequate reserves with respect thereto.

  (t)
  Preserve Security:    The Borrower and each of the Guarantors shall upon reasonable request in writing by the Lender do, observe and perform all matters and things reasonably within its powers necessary or expedient to be done, observed or performed for the purpose of maintaining and preserving the security interest of the Lender as provided for herein and in the Security as valid security, perfected in the manner contemplated hereby and in the Security.

  (u)
  Payment of Obligations:    Subject to the right to contest legitimate disputes and subject, where applicable, to the provisos in Section 7.1(q), the Borrower and each Guarantor shall pay and discharge, or cause to be paid and discharged, all its indebtedness and obligations to other Persons promptly in accordance with normal terms and practices of its businesses, before they shall become in default, as well as all lawful claims for labour, materials and supplies which otherwise, if unpaid, might become a lien or charge upon its properties or any part thereof.

  (v)
  Hold Disbursements in Trust:    Other than the proceeds of the Loan which will be used for the purposes set forth herein and except for proceeds applied to reimburse the Borrower for costs of Construction paid by the Borrower out of its own funds, the Borrower will receive and hold in trust for the Lender all advances made hereunder directly to the Borrower and the Borrower will not apply the same for any other purposes.

  (w)
  Required Remediation and Environmental Actions:    Upon request of the Lender acting reasonably, the Borrower or the Guarantors hereby agree to complete the requested remediation actions recommended to be taken with respect to the Properties in the Environmental Reports and not heretofore undertaken as described in the Environmental Reports. The term "Environmental Reports" means collectively (i) the Phase I Environmental Site Assessment and Environmental Compliance Audit in respect of the Gulfstream/Aventura Properties, prepared by Environmental Resources Management, and dated July 10, 2003 and (ii) the environmental reports referred to in Section 4.1(bb), and any updates or addenda thereto if and to the extent approved by the Lender in writing along with a reliance letter relating thereto addressed to the Lender in form and substance satisfactory to the Lender. In connection with such required remediation actions, the Borrower or Guarantors shall obtain an update to the applicable Environmental Report as and when requested by the Lender, acting reasonably, in order to confirm that the Borrower's or Guarantor's actions in respect of any required remediation aforesaid are in conformity with Environmental Laws. In connection with each update to an Environmental Report, the Borrower or the Guarantor shall obtain a reliance letter relating thereto addressed to the Lender in form and substance reasonably satisfactory to the Lender. The Borrower and the Guarantors covenant that any soils or other materials that are removed in connection with any remediation of any of the Properties shall be disposed of in conformity with Environmental Laws at a location other than any of the Properties.

  (x)
  Surveys:    After the recording of any subdivision, plan of subdivision or small-scale planned development with respect to any of the Properties, the Borrower and the Guarantors shall obtain and deliver to the Lender, at the Borrower's and Guarantors' expense, in a form reasonably acceptable to the Lender: (i) an updated plan of survey for such Property showing such Property as so subdivided; and (ii) an endorsement to the Title Policy confirming the new legal description created by said subdivision and affirmative insurance that the Mortgage in respect of such Property continues to encumber such Property, as subdivided and newly described.

  (y)
  Tax Deposits:    Upon written direction from the Lender after the occurrence of an Unmatured Event of Default or an Event of Default which remains uncured, the Borrower shall immediately commence to deposit with the Lender commencing with the first interest payment due under the Loan and on the first day of each month thereafter until the earlier of: (i) the date that Indebtedness is fully paid; or (ii) the Unmatured Event of Default or Event of Default has been cured, a sum equal to one-twelfth (1/12) of the total annual taxes and assessments (general and special) respecting the Remington Property and the costs of insurance premiums, based upon the Lender's reasonable estimate as to the amount of the taxes, assessments and premiums to be levied, assessed and incurred. The Borrower's initial deposit shall be increased by an amount equal to the Lender's reasonable estimate of the amount of such taxes and insurance premiums to become owing on the due dates for the payment of such taxes and insurance premiums less the monthly payments to be deposited hereunder prior to such due dates. If any such taxes or insurance premiums relating to the Remington Property are also related to other premises, the amount of any deposit hereunder shall be based upon the Borrower's share of the taxes, assessments or insurance premiums, the Borrower shall apportion the total amount of the taxes, assessments or premiums levied or assessed as between such other premises and the Remington Property for the purposes of computing the amount of any deposit hereunder. Such deposits shall be held without any allowance of interest. Such deposits shall be used for the payment of such taxes, assessments and insurance premiums on the Remington Property on the earliest possible date when such payments become due. If the funds so deposited are insufficient to pay any such taxes, assessments and insurance premiums for any year when the same shall become due and payable, the Borrower shall, within 10 Business Days after receipt of demand therefor from the Lender, deposit such additional funds as may be necessary to pay such taxes, assessments and insurance premiums in full. If the funds so deposited exceed the amount required to pay such taxes, assessments and insurance premiums for the year, the excess shall be applied on a subsequent deposit or deposits. Said deposits shall be kept in a separate, non-interest bearing account created by and in the name of the Lender. Upon the occurrence of an Unmatured Event of Default or Event of Default, the Lender may, at its option, without being required to do so, apply any monies at the time on deposit pursuant to this Section 7.1(y) on any of the Indebtedness, in such order and manner as the Lender may elect. When the Indebtedness has been fully paid, any remaining deposits shall be paid to the Borrower. A security interest within the meaning of the Uniform Commercial Code of the state in which the Borrower is organized as a legal entity is hereby granted to the Lender in and to any monies at any time on deposit pursuant to this Section 7.1(y), as additional security for the Indebtedness. Such funds shall be applied by the Lender for the purposes made hereunder and shall not be subject to the direction or control of the Borrower. The Lender shall not be liable for any failure to apply the funds so deposited hereunder to the payment of any particular taxes, assessments and insurance premiums unless the Borrower, while not in default hereunder, shall have requested the Lender in writing to make application of such funds to the payment of the particular taxes, assessments or premiums for payment of which they were deposited, accompanied by the bills for such taxes, assessments or premiums. The Lender shall not be liable for any act or omission taken in good faith or pursuant to the instruction of any party, but shall be liable only for gross negligence or wilful misconduct.

  (z)
  USA Patriot Act:    The Borrower and the Guarantors hereby covenant that until such time as the Indebtedness is paid in full, they will take no action (nor fail to take any action) that would violate the PATRIOT Act, IEEPA or OFAC and will take all customary and reasonable steps to ensure that they are in compliance with any orders issued thereunder. For purposes hereof, "IEEPA" means the International Emergency Economic Power Act, 50 U.S.C. §1701 et. seq., "OFAC" means the U.S. Department of Treasury's Office of Foreign Asset Control and "PATRIOT Act" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-56) (The USA PATRIOT Act).

  (aa)
  Regulatory Matters:    The Borrower shall promptly seek and obtain the Zoo Trust Consent. The Borrower shall keep the Lender apprised of the current status of the approval/consent process. In the event that either (i) the Zoo Trust Consent is not obtained, and the Security to be provided by the Borrower is not duly registered in all applicable offices of public record, in each case, on or before October 11, 2005 or (ii) at any time the Zoo Trust determines that it will not provide the Zoo Trust Consent, the Lender shall have the right (exercisable in its sole and absolute discretion) to immediately terminate this Agreement. In either event, on such termination the Borrower shall immediately pay to the Lender all accrued and unpaid fees, expenses and costs and other Indebtedness owing as of such date. Neither the Borrower nor any Guarantor will take any action which (or fail to take any action the absence of which) would result in the withdrawal or termination of any Governmental Approval or that would disqualify the Borrower from applying for, obtaining or receiving all necessary Governmental Authorizations to operate authorized gaming machines at the Remington Facilities. The Gulfstream Guarantor shall promptly provide due and timely notice to the Florida Division of Pari-Mutuel Wagering in connection with its entering into of the Security and other applicable Loan Documents.

  (bb)
  Litigation:    If the Borrower or any of the Guarantors becomes aware of any actual, pending or threatened litigation, arbitration or other proceeding relating to the Borrower or any of the Guarantors or any of their property, assets or business, including any of the Properties which if decided adversely could result in a Material Adverse Change, the Borrower or such Guarantor shall promptly give notice thereof to the Lender containing reasonable details thereof and the potential effect thereof.

  (cc)
  Chief Executive Office:    The Borrower and each Guarantor has advised, or will advise, the Lender in writing of their respective chief executive offices and places of business or changes thereto.

  (dd)
  MEC Bridge Loan Agreements:    MEC shall comply with all its covenants in Section 7.2 of the MEC Bridge Loan Agreement.

  (ee)
  Separateness of Guarantors:    Each of the Guarantors shall:

    (i)
    maintain books and records and bank accounts separate from those of any other Person and maintain separate financial statements, except that it may also be included in consolidated financial statements of its Affiliate;

    (ii)
    be, and at all times hold itself out to the public and all other Persons as, a separate legal entity and correct any known misunderstandings regarding its existence as a separate legal entity;

    (iii)
    pay the salaries of its own employees, if any, and maintain a sufficient number of employees in light of its contemplated business operations;

    (iv)
    use its own stationery, invoices and cheques;

    (v)
    file its own tax returns with respect to itself (or consolidated tax returns, if applicable) as may be required under applicable law;

    (vi)
    except as contemplated by the Loan Documents, not commingle or permit to be commingled its funds or other assets with those of any other Persons;

    (vii)
    maintain its assets in such a manner that it is not costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

    (viii)
    except as contemplated by the Loan Documents, the Gulfstream Loan Agreement and the MEC Bridge Loan Agreement, not guarantee or otherwise hold itself or its assets out to be responsible or available for the debts or obligations of any Person, including any Affiliate;

    (ix)
    conduct business in its own name;

    (x)
    within 60 days after October 26, 2005, have and maintain at least one director and at least one officer different from the directors and officers of the Borrower and the other Guarantors;

    (xi)
    hold separate annual shareholder meetings with minutes thereof delivered to the Lender (or adopt written resolutions in lieu thereof where permitted under applicable corporate law), with a copy of such minutes and/or resolutions provided to the Lender;

    (xii)
    hold separate quarterly and annual Board of Directors meetings (or adopt written resolutions in lieu thereof where permitted under applicable corporate law) with a copy of such minutes and/or resolutions delivered to the Lender; and

    (xiii)
    maintain adequate capital in light of its contemplated business operations.

ARTICLE 8
NEGATIVE COVENANTS

8.1   Negative Covenants

        Except as expressly permitted under this Agreement and the other Loan Documents, from the date of this Agreement and thereafter until the Loan has been paid in full the Borrower and each of the Gulfstream Guarantor and the Palm Meadows Guarantor (for the purposes only of this Article 8, the Gulfstream Guarantor and the Palm Meadows Guarantor are sometimes collectively referred to as the "Guarantors" and MEC shall not be construed as a Guarantor), covenants and agrees with the Lender as follows:

  (a)
  Licences and Permits:    Neither the Borrower nor either of the Guarantors shall pledge any of the licences or permits, held by it or any of its subsidiaries, to any third party.

  (b)
  Debt:    Neither the Borrower nor either of the Guarantors shall, directly or indirectly, incur or suffer to exist any debt or enter into any guarantees, hypothecation, contracts or other agreements which would make the Borrower or such Guarantor liable for any debt or expense (collectively "Debt") other than (i) Permitted Encumbrances; (ii) customary trade payables and similar types of obligations that are consistent with past practice and in the ordinary course of the Borrower's or such Guarantor's business; (iii) the Indebtedness; (iv) indebtedness in respect of the Gulfstream Loan Agreement and the MEC Bridge Loan Agreement and guarantees and security in respect thereof; (v) liabilities for management fees permitted by Section 8.1(r); and (vi) intercompany indebtedness of the Borrower to MEC of approximately $900,000 on account of Construction Costs incurred by MEC prior to the date hereof.

  (c)
  Further Encumbrances:    Neither the Borrower nor either of the Guarantors will create, assume or permit to exist any Encumbrance or security interest with respect to any of the Properties, or any portion thereof, whether ranking prior to, pari passu with or subsequent to the Security, other than Permitted Encumbrances without the prior written consent of the Lender.

  (d)
  Transfers:    Neither the Borrower nor either of the Guarantors shall sell, assign, transfer, convey, lease or otherwise alienate or dispose of any of the Properties, or any interest therein (financial or management), whether legal or equitable, without the prior written consent of the Lender.

  (e)
  Change of Control:    There shall not be, nor shall the Borrower and/or either of the Guarantors permit, any issue, subscription, allotment, cancellation or redemption initiated by the Borrower or either of the Guarantors or, any transfer by sale, assignment, operation of law or other disposition or any redemption initiated by a holder of shares of the Borrower and/or either of the Guarantors, of all or any part of the shares of the Borrower and/or either of the Guarantors or of any subsidiary corporation of the Borrower and/or either of the Guarantors or any corporation which is an Affiliate of the Borrower and/or either of the Guarantors, other than the parent company of the Borrower or either of the Guarantors, having voting rights, whether contingent or direct, nor permit any re-organization or amalgamation in any such case so as to result in any change in the present effective voting control of the Borrower and/or either of the Guarantors from the Person or Persons holding such voting control at the date of execution of this Agreement (although the effective voting control may vary among those Persons holding such voting control at the date of execution of this Agreement) without first obtaining the written consent of the Lender in each instance, which consent may be unreasonably or arbitrarily withheld, notwithstanding any statutory provision or provisions to the contrary. There shall not be deemed to be a change in the present effective voting control if the shares of the Borrower and/or either of the Guarantors are beneficially owned by (a) a company controlled by the Person who beneficially owns such shares at the date of execution of this Agreement or (b) an Affiliate. Any subsequent change in control shall similarly be subject to the prior written consent of the Lender. The Borrower and each of the Guarantors shall make available to the Lender or its lawful representatives, all its corporate books and records for inspection at all reasonable times, in order to ascertain whether there has been any change in control.

  (f)
  Occupancy Agreements:    Neither the Borrower nor either of the Guarantors shall enter into, nor permit to be entered into any leases, agreements to lease or any other Occupancy Agreements for any space which constitutes any material part of the Properties or any of them without the prior written approval of the Lender, acting reasonably, other than Permitted Encumbrances and stall agreements and leases for operations such as blacksmiths and veterinarians on market terms and consistent with past practice.

  (g)
  No Amendments:    None of Borrower nor either of the Guarantors shall make, permit or allow any material amendments or other material changes to or terminate the Material Agreements (excluding leases of space in respect of the Properties of less than two thousand, five hundred (2,500) square feet) or any other agreement affecting the Security, except pursuant to an ordinary course renewal thereof nor make any material amendments to its constating documents, in each case in a manner which would materially adversely affect the interest of the Lender hereunder or under the Security, in each case, without the prior written consent of the Lender, which shall not be unreasonably withheld. None of Borrower nor either of the Guarantors shall materially alter or vary the plans and specifications for the Remington Property or the Gulfstream/Aventura Properties approved by the Lender without the prior written consent of the Lender, not to be unreasonably withheld.

  (h)
  Capital Expenditures:    Neither the Borrower nor either of the Guarantors shall without the Lender's prior written approval, exercisable in the Lender's sole discretion, incur any Capital Expenditures or permit any mechanic's lienable work to be done to or for the benefit of any of the Properties except (a) for the Construction, (b) the Gulfstream Reconstruction, (c) Capital Expenditures in respect of the Properties not to exceed during any fiscal year Five Million Dollars ($5,000,000) in the aggregate for the Borrower and the Guarantors (including, capital expenditures by the Borrower during any fiscal year in respect of the Remington Facilities not to exceed One Million Two Hundred and Fifty Thousand Dollars ($1,250,000) for customary refreshing of existing authorized gaming devices), (d) as disclosed in the Occupancy Agreements approved by the Lender, (e) for normal repair and maintenance in the ordinary course of business or (f) emergency repairs.

  (i)
  Use:    None of the Borrower nor either of the Guarantors shall use or develop a Property for any purposes other than as contemplated under the Remington Development Agreement, the Gulfstream Development Agreement, the Construction Contracts, the Gulfstream Construction Contracts and other permitted related purposes. Neither the Borrower nor either of the Guarantors shall permit a Property or any portion thereof to be converted or take any preliminary actions which could lead to a conversion to condominium or cooperative form of ownership until such time as the Loan is paid in full, together with all interest thereon.

  (j)
  Property Manager:    Neither the Borrower nor either of the Guarantors shall enter into any property management agreement in respect of any of the Properties without the Lender's prior written consent.

  (k)
  No Commingling:    Except as specifically contemplated hereby, neither the Borrower nor either of the Guarantors shall commingle any funds related to the Properties with assets or funds of any of its shareholders, principals, Affiliates or any other entity.

  (l)
  No Change in Nature of Business:    Neither the Borrower nor either of the Guarantors shall make any material change in the nature of its business carried on as of the date hereof.

  (m)
  No Mergers, Consolidations, Sales:    Neither the Borrower nor either of the Guarantors shall be a party to any merger, consolidation or exchange of ownership interests, or purchase or otherwise acquire all or substantially all of the assets or stock of any class of, or any membership, partnership or joint venture interest in, any other Person or entity, or sell, transfer, convey or lease all or any substantial part of its assets, or sell or assign, with or without recourse, any receivables.

  (n)
  No Change in Ownership:    Neither the Borrower nor either of the Guarantors shall permit any Person or entity to become a shareholder of it or permit any of its shareholders to assign, transfer, pledge, hypothecate or sell any interest in it. If requested by the Lender, the Borrower and each Guarantor shall provide the Lender at reasonable intervals with a corporate certificate that no such change of ownership has occurred during the preceding period.

  (o)
  ERISA:    None of the Borrower, either of the Guarantors nor any ERISA Affiliate shall (A) adopt or institute any Employee Benefit Plan that is an employee pension benefit plan within the meaning of section 3(2) of ERISA, (B) take any action which will result in the partial or complete withdrawal, within the meanings of sections 4203 and 4205 of ERISA, from a Multiemployer Plan except in the case of a closure of the businesses or facilities of an ERISA Affiliate, (C) engage or permit any Person to engage in any non-exempt transaction prohibited by section 406 of ERISA or section 4975 of the IRC involving any Employee Benefit Plan or Multiemployer Plan which would subject the Borrower, either Guarantor or any ERISA Affiliate to any tax, penalty or other liability, including a liability to indemnify, (D) incur or allow to exist any accumulated funding deficiency (within the meaning of section 412 of the IRC or section 302 of ERISA), except for any funding deficiencies that relate to a Multiemployer Plan caused by a third party (other than an Affiliate of the Borrower), (E) fail to make full payment when due of all amounts due as contributions to any Employee Benefit Plan or Multiemployer Plan, (F) fail to comply with the requirements of section 4980B of the IRC or Part 6 of Title I(B) of ERISA, or (G) adopt any amendment to any Employee Benefit Plan which would require the posting of security pursuant to section 401(a)(29) of the IRC, where singly or cumulatively, the above could be reasonably likely to have a Material Adverse Effect.

  (p)
  Other Agreements:    Neither the Borrower nor either of the Guarantors shall enter into any agreement containing any provision which would be violated or breached by the performance of its obligations hereunder or under any instrument or document delivered or to be delivered by it hereunder or in connection herewith or which would violate or breach any provision hereof or of any such instrument or document.

  (q)
  Assertion of Certain Claims and Defenses:    To the extent permitted by Applicable Legal Requirements, neither the Borrower nor either of the Guarantors shall assert in any judicial proceeding any lender liability claim or counterclaim, the defense of lack of consideration or violation of any applicable usury laws or any similar legal or equitable defense to the validity or enforceability of this Agreement or any other Loan Document.

  (r)
  Compensation and Fees; Disbursements:    None of the Borrower nor either of the Guarantors shall pay or incur any liability to any Affiliates or other related party (other than the Lender) of the Borrower or either of the Guarantors on account of any compensation or fees for services rendered (including, without limitation, any management, consulting or similar fees, or comparable payment); provided that the Borrower and the Guarantors may incur and accrue liabilities for management fees to MEC which, in the aggregate, shall not exceed, in any fiscal year, 2.5% of the Combined gross revenues of the Borrower and the Guarantors for such fiscal year; provided that no payment may be made in respect of such management fees unless at the time of the making of such payment, and after giving effect thereto, (i) the ratio of the Combined Net Debt to trailing four quarter Combined EBITDA of the Borrower and the Guarantors does not exceed, and for the prior four consecutive fiscal quarters such ratio has not exceeded, 3:1; and (ii) no Unmatured Event of Default or Event of Default or event of default or unmatured event of default under the Gulfstream Loan Agreement has occurred and is continuing.

  (s)
  Loans, Advances, Guaranties, Dividends, Distributions:    Except as expressly permitted hereunder, neither the Borrower nor either of the Guarantors shall lend or advance money or credit to any Person or entity or purchase or repurchase (or agree, contingently or otherwise, to do so) the indebtedness of, or assume, guarantee (directly or indirectly or by an instrument having the effect of assuming another's payment or performance of any obligation or capability of so doing, or otherwise), or endorse or otherwise become liable, directly or indirectly, with respect to the obligations, stock or dividends of any Person or entity.

  (t)
  Investments; Acquisitions:    Neither the Borrower nor any Guarantor may purchase or otherwise acquire or make any investment in any properties or assets, or permit or otherwise undertake any acquisitions; provided, however, that the Borrower or either Guarantor may make investments in Cash Equivalents in amounts and pursuant to terms acceptable to the Lender, acting reasonably.

  (u)
  Restricted Payments:    Without in any way limiting the generality of the restrictions and limitations contained within the covenants referenced in this Agreement, for so long as the Loan, the Gulfstream Guarantee and Indemnity, the Palm Meadows Guarantee and Indemnity and/or the MEC Guarantee and Indemnity remains outstanding, each of the Borrower and the Guarantors is prohibited from undertaking the following without the express prior written consent of the Lender in its sole and absolute discretion:

  (i)
  making any payments on, in respect of or arising under or in connection with any indebtedness pari passu with or subordinated to the Loan or indebtedness owed to any Affiliate, including any indebtedness owing to a shareholder or a subsidiary (other than the Lender), other than payments of interest due and owing where the making of such payments will not result in an Unmatured Event of Default or an Event of Default or an unmatured event of default or event of default under the Gulfstream Loan Agreement;

  (ii)
  redeeming, purchasing or otherwise retiring or cancelling any securities (including any warrants, options or rights to acquire securities, "Securities");

  (iii)
  creating any sinking fund or entering into any analogous arrangement whereby cash is set aside or segregated for the payment of any indebtedness, other than the Loan, or for the acquisition of any equity securities of the Borrower;

    (iv)
    issuing any Securities containing any mandatory or fixed payment obligations of any kind, whether dividend or premium or otherwise;

    (v)
    declaring or paying any dividends, provided that this provision shall not prohibit and there shall be permitted the declaration and payment of a single annual dividend to MEC by the Borrower and each of the Guarantors in each year within 60 days after the delivery to the Lender of the audited financial statements referred to in Section 7.1(d)(ii)(C) for the immediately preceding fiscal year if, at the time of such declaration and payment, and after giving effect thereto, all of the Remington Restricted Payment Release Conditions have been satisfied;

    (vi)
    paying any management, consulting or similar fee, or comparable payment, (A) to any Affiliate or other related party (other than the Lender) or (B) outside of the ordinary course of the Borrower's or such Guarantor's business as of the closing date of the Loan and consistent with past practice (it being acknowledged that the Borrower has entered into a consulting agreement with Ingenus Management and Consulting with respect to the Remington gaming facility); and

    (vii)
    entering into any transactions with any Affiliate for the purposes of undertaking indirectly any transaction or activity that is otherwise prohibited by this Section 8.1(u).

      For the purposes hereof, the "Remington Restricted Payment Release Conditions" means: (i) the Remington Repayment Commencement Date has occurred, (ii) the Capitalized Interest Tranche has been repaid in full subsequent to the later of the Remington Facilities Completion Date and the Gulfstream Facilities Completion Date pursuant to the provisions of Section 3.3, (iii) at the time of the declaring and making of a payment referred to in clause (vi) above (a "restricted payment"), and after giving effect thereto, the ratio of outstanding Combined Net Debt of the Borrower and the Guarantors to such entities' trailing four quarter Combined EBITDA does not exceed 4:1, (iv) at the time of the declaring and making of the restricted payment, and after giving effect thereto, no Event of Default or Unmatured Event of Default or event of default or unmatured event of default under the Gulfstream Loan Agreement shall have occurred and be continuing, and (v) the distribution of the restricted payment does not cause the sum of (A) all restricted payments made by the Borrower and the Guarantors (including the desired payment) and (B) all repayments made on account of the Capitalized Interest Tranche pursuant to Section to 3.3 to exceed an amount equal to (I) 40% of the Combined Excess Cash Flow of the Borrower and the Guarantors since the Remington Facilities Completion Date, (II) provided that, at the time of the declaring and making of the restricted payment, and after giving effect thereto, the ratio of the Combined Net Debt of the Borrower and the Guarantors to such entities' trailing four quarter Combined EBITDA does not exceed, and for the prior four consecutive fiscal quarters such ratio has not exceeded, 3:1, 60% of the Combined Excess Cash Flow of the Borrower and the Guarantors since the Remington Facilities Completion Date or (III) provided that, at the time of the declaring and making of the restricted payment, and after giving effect thereto, the ratio of the Combined Net Debt of the Borrower and the Guarantors to such entities' trailing four quarter Combined EBITDA does not exceed, and for the prior four fiscal quarters such ratio has not exceeded, 2:1, 85% of the Combined Excess Cash Flow of the Borrower and the Guarantors since the Remington Facilities Completion Date.

      Notwithstanding the foregoing, the Lender agrees that the following types of payments will not be deemed to be restricted payments subject to the above restrictions: (a) payments to MID or the Lender (including any amounts paid to the Lender in respect of: (i) the Borrower's obligations under guarantees and indemnities provided by it under the Gulfstream Loan Agreement; (ii) the Gulfstream Guarantor's obligations under the guarantees and indemnities provided by it under this Agreement and the MEC Bridge Loan Agreement; (iii) the Palm Meadows Guarantor's obligations under the guarantees and indemnities provided by it under this Agreement, the Gulfstream Loan Agreement and the MEC Bridge Loan Agreement; and/or (iv) MEC's obligations under the guarantees and indemnities provided by it under this Agreement and the Gulfstream Loan Agreement; (b) the distribution by the Gulfstream Guarantor to MEC of the first advance under the Gulfstream Loan Agreement which was an amount equal to the amount paid by MEC with respect to the Gulfstream Reconstruction prior to the closing of the Gulfstream Loan Agreement plus out-of-pocket fees and costs payable by the Gulfstream Guarantor or MEC in connection with entering into the Loan; (c)the distribution by the Borrower to MEC of the First Advance made to the Borrower under the Loan, which First Advance will be an amount equal to the amount paid by MEC (either for its account or for the account of the Borrower) with respect to the Construction prior to the date of the First Advance plus the out-of-pocket fees and costs payable by the Borrower or MEC in connection with entering into the Loan; (d) the guarantee fees paid to the Borrower, the Gulfstream Guarantor or the Palm Meadows Guarantor pursuant to this Agreement, the Gulfstream Loan Agreement or the MEC Bridge Loan Agreement; and (e) provided that at the time of the making of such payment and after giving effect thereto, no Unmatured Event of Default, Event of Default or event of default or unmatured event of default under the Gulfstream Loan Agreement shall have occurred and be continuing, payments to MEC for the reimbursement of additional amounts paid by MEC from time to time with respect to the Construction or the Gulfstream Reconstruction, provided that all such amounts were incurred in accordance with the Plans and with the terms of this Agreement or the Gulfstream Loan Agreement, as applicable.

ARTICLE 9
EVENTS OF DEFAULT; ACCELERATION OF INDEBTEDNESS

9.1   Events of Default

        The occurrence or existence of any one or more of the following shall constitute an "Event of Default" hereunder:

  (a)
  Non-Payment: Non-Payment:    Default by the Borrower in payment of (i) any principal when due including, without limitation, any mandatory repayments pursuant to Sections 3.3 or 3.7, or (ii) any interest thereon within three Business Days after the same becomes due or (iii) any other amount hereunder within 10 days after notice of non-payment thereof is received by the Borrower;

  (b)
  Defaults:    Default by the Borrower or any Guarantor in the performance or observance of any covenant, condition or obligation contained in any Loan Document to which it is a party that does not require the payment of money to the Lender and such default continues for a period of 20 days (or such longer period as the Lender may in its sole discretion determine) after the earliest of (x) receipt of notice from the Lender of such default, and (y) knowledge of the existence of such default by any officer of the Borrower or any Guarantor; or

  (c)
  MEC Bridge Loan Defaults:    MEC shall breach its covenant in Section 7.1(dd) and such breach shall continue beyond any grace or notice period applicable thereto provided in the MEC Bridge Loan Agreement; or

  (d)
  Representations and Warranties:    Any representation, warranty, certificate, information or other statement (financial or otherwise) made, deemed to be made, or furnished by or on behalf of the Borrower or any Guarantor in or in connection with this Agreement or any of the other Loan Documents (i) that is not or has not been qualified by reference to "material", "in all material respects" or "Material Adverse Effect", or any other materiality standard, shall be found to be false, incorrect, incomplete or misleading in any material respect when made, deemed to be made, or furnished or (ii) that is or has been qualified by reference to "material", "in all material respects" or "Material Adverse Effect", or any other materiality standard, shall be found to be false, incorrect, incomplete or misleading when made, deemed to be made, or furnished, where, in all such cases, the consequences of such misrepresentation or breach of warranty could reasonably be expected to have a Material Adverse Effect; or

  (e)
  Cross Default:    (i) The Borrower or a Guarantor fails to make any payment beyond the applicable grace period with respect thereto, if any (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) in respect of any indebtedness (other than indebtedness to the Lender), having an aggregate principal amount of not less than Two Million Dollars ($2,000,000); or (ii) the Borrower, the Gulfstream Guarantor, the Palm Meadows Guarantor or MEC fails to make any payment beyond the applicable grace period with respect thereto, if any, whether by scheduled maturity, required prepayment, acceleration, demand or otherwise in respect of any indebtedness to the Lender (other than the Indebtedness); or (iii) the applicable Person in (i) or (ii) fails to observe or perform any other conditions relating to any such indebtedness, or other event occurs, the effect of which default or any other event causes or permits the holder or holders of such indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, with the giving of notice if required, such indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such indebtedness to be made, prior to its stated maturity; or

  (f)
  Insolvency, Voluntary Proceedings:    The Borrower, the Gulfstream Guarantor and/or the Palm Meadows Guarantor and/or MEC shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) make application for or seek relief or protection of itself or for the benefit of its creditors under any of the sections, chapters or provisions of Title 11 of the United States Code, 11 U.S.C. §§ 101 et. seq. (the "Bankruptcy Code"), (iii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iv) make a general assignment for the benefit of itself or any of its creditors, (v) be dissolved or liquidated in full or in part, (vi) become insolvent (as such term may be defined or interpreted under any applicable statute), (vii) commence a voluntary case or other Proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other Proceeding commenced against it, or (viii) take any action for the purpose of effecting any of the foregoing; or

  (g)
  Involuntary Proceedings:    Proceedings for the appointment of a receiver, trustee, conservator, liquidator or custodian of the Borrower, either the Gulfstream Guarantor and/or the Palm Meadows Guarantor and/or MEC or of all or a substantial part of the property thereof, or an involuntary case or other Proceedings seeking liquidation, reorganization, dissolution, compromise, moratorium, protection, stay of proceedings of creditors or other relief with respect to the Borrower, either the Gulfstream Guarantor and/or the Palm Meadows Guarantor and/or MEC or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and such Proceeding is not contested or shall not be dismissed or discharged within 45 days of commencement, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against any of the Borrower, either the Gulfstream Guarantor and/or the Palm Meadows Guarantor and/or MEC in the interim, such 45-day grace period will cease to apply and provided further that if the Borrower, either the Gulfstream Guarantor and/or the Palm Meadows Guarantor and/or MEC files an answer admitting the material allegations of a petition filed against it in any such Proceeding, such 45-day grace period will cease to apply; or

  (h)
  Judgments:    (i) One or more judgments, Orders, decrees or arbitration awards requiring the Borrower and/or any of the Guarantors to pay an aggregate amount of One Million Dollars ($1,000,000) or more shall be rendered against the Borrower and/or any of the Guarantors in connection with any single or related series of transactions, incidents or circumstances and the same shall not be satisfied, vacated or stayed within 15 Business Days from the date of entry thereof and, if stayed, within such period the same has not been appealed and stayed during such appeal; provided that if enforcement and/or realization Proceedings are commenced in respect thereof, such 15 Business Day grace period shall cease to apply; (ii) any judgment, writ, assessment, warrant of attachment, tax lien or execution or similar process shall be issued or levied against a substantial part of the Property of any Loan Party which judgment is not stayed and dismissed or satisfied within 15 Business Days after issue or levy; or (iii) any other judgments, Orders, decrees, arbitration awards, writs, assessments, warrants of attachment, tax liens or executions or similar processes which, alone or in the aggregate, could be reasonably expected to have a Material Adverse Effect are rendered, issued or levied; or

  (i)
  Loan Documents:    Any Loan Document or any material term thereof shall cease to be, or be asserted by the Borrower and/or any Guarantor not to be, a legal, valid and binding obligation of the Borrower and/or any of the Guarantors enforceable in accordance with its terms; or

  (j)
  Security:    Any Encumbrance intended to be created by any Security shall at any time be invalidated, subordinated or otherwise cease to be in full force and effect, for whatever reason, or any Encumbrance purported to be created by any Security shall cease to be, or shall be asserted by the Borrower and/or any of the Guarantors not to be, a valid (except as expressly otherwise provided in such Security or any other Loan Documents) perfected Encumbrance in the Collateral covered thereby with the priority contemplated herein; or

  (k)
  Employee Benefit Plans:    Any Reportable Event which constitutes grounds for the termination of any Employee Benefit Plan by the Borrower or any ERISA Affiliate of the Borrower or for the appointment of a trustee by the Borrower or any ERISA Affiliate of the Borrower to administer any Employee Benefit Plan shall occur, or any Employee Benefit Plan shall be terminated within the meaning of Title IV of ERISA or a trustee shall be appointed by the Borrower or any ERISA Affiliate of the Borrower to administer any Employee Benefit Plan; or

  (l)
  Change of Control:    Any change of control shall occur with respect to the Borrower and/or either the Gulfstream Guarantor or the Palm Meadows Guarantor; or

  (m)
  Material Adverse Effect:    Any event, occurrence or condition which, in the opinion of Lender, has had a Material Adverse Effect; or

  (n)
  Default under Material Agreement:    A default or event of default, or any event or circumstance not yet constituting an event of default which, with the giving of any notice or the lapse of any period of time or both, would become an event of default on the part of the Borrower or any Guarantor, shall occur and be continuing under any Material Agreement; provided that, other than in respect of the Material Agreements referred to in items (i) to (vii)(A) inclusive of the definition of Material Agreements, after giving effect to applicable grace periods under such other Material Agreements, the default or event of default under such other Material Agreements could be reasonably expected to have a Material Adverse Effect, unless within 30 days thereof, such event of default has been cured or such Material Agreement is replaced by an agreement in form and substance, and with a party, satisfactory to the Lender; or

  (o)
  Termination of Material Contract:    Any Material Agreement or any consent given thereunder shall cease to be in full force and effect, or any party to a Material Agreement states that such Material Agreement is no longer in full force and effect; provided that, other than in respect of the Material Agreements referred to in items (i) to (vii)(A) inclusive of the definition of Material Agreements, the cessation, default or repudiation of such other Material Agreement has had or could be reasonably expected to have a Material Adverse Effect, unless within 30 days thereof such Material Agreement is replaced by an agreement in form and substance, and with a party, satisfactory to the Lender; or

  (p)
  Termination of Racing and/or Gaming Licences:    Any racing and/or gaming licences held (now or in the future) by the Borrower or any of the Guarantors or any consent or approval given thereunder shall cease to be in full force and effect or shall be materially and adversely changed or altered, provided that where such termination, change or alteration is capable of being cured and the Borrower is using all commercially reasonable efforts to so cure, the Borrower shall have up to 30 days to so cure; or

  (q)
  Delivery of Security:    The Borrower and/or any of the Guarantors shall have failed to deliver to the Lender on the Closing Date the Security required to be delivered pursuant to Section 5.1; or

  (r)
  Defaults of the Guarantors:    While any of the Guarantees and Indemnities is in effect, any Guarantor thereunder shall fail to observe or perform any covenant, obligation, condition or agreement contained in such Guarantee and Indemnity and such failure shall continue for 30 days; or

  (s)
  Guarantee:    Any of the Guarantees and Indemnities or any material term thereof shall cease to be, or be asserted by the applicable Guarantor not to be, a legal, valid and binding obligation of such Guarantor, enforceable in accordance with its terms; or

  (t)
  Remington Facilities Completion Date:    The Remington Facilities Completion Date shall not have occurred prior to February 1, 2006.

  As used herein and in the other Loan Documents, the term "Unmatured Event of Default" means any of the foregoing events described in this Section 9.1 which, if a notice were given and/or a cure or grace period expired, would become an Event of Default hereunder.

9.2   Acceleration; Remedies

        Upon the occurrence of an Event of Default, unless the Lender elects to waive such default in its sole and absolute discretion: (i) the Loan Amount including without duplication all accrued and unpaid interest, fees, expenses, closing costs and other Indebtedness, owing; and (ii) the General Pre-Payment Make-Whole Amount shall become immediately due and payable without notice to the Borrower and the Lender shall be entitled to all of the rights and remedies provided in the Loan Documents or at law or in equity. Each remedy provided in the Loan Documents is distinct and cumulative of all other rights or remedies under the Loan Documents or afforded by law or equity, and may be exercised concurrently, independently, or successively, in any order whatsoever. Upon the occurrence of an Event of Default, the Lender shall be entitled to remain in possession of the Property or any other collateral pledged to secure any obligation of the Borrower to the Lender, and to collect the rents therefrom and the Borrower shall and hereby consents thereto.

9.3   Waiver of Certain Rights

        The Borrower and each of the Guarantors hereby waives each of the following, to the fullest extent permitted by law:

  (a)
  any defence based upon:

  (i)
  the unenforceability or invalidity of all or any part of the Loan, the Security, any of the Guarantees and Indemnities, or any other Loan Document, or any failure of the Lender to take proper care or act in a commercially reasonable manner in respect of the Security or any collateral subject to the Security, including in respect of any disposition of the Collateral or any set-off of the Borrower's or a Guarantor's bank deposits against the Loan;

  (ii)
  any act or omission of the Borrower or any other Persons, including the Guarantors, that directly or indirectly results in the discharge or release of the Borrower or any other Person or any of the Loan or any Security; or

  (iii)
  any Guarantor's present or future method of dealing with the Borrower or any Security (or any Collateral subject to the Security) or any other guarantee for the Loan;

  (b)
  any right (whether now or hereafter existing) to require any Guarantor, as a condition to the enforcement of any of the Guarantees and Indemnities:

    (i)
    to accelerate the Loan or proceed and exhaust any recourse against the Borrower or any other Person;

    (ii)
    to realize on any Security that it holds;

    (iii)
    to marshal the assets of the Borrower or any of the Guarantors; or

    (iv)
    to pursue any other remedy that the Borrower or any of the Guarantors may not be able to pursue itself and that might limit or reduce the Borrower's or a Guarantor's burden;

  (c)
  presentment, demand, protest and notice of any kind including, without limitation, notices of default and notice of acceptance of any Guarantee and Indemnity;

  (d)
  all suretyship defences and rights of every nature otherwise available under Oklahoma or Florida law or other applicable laws; and

  (e)
  all other rights and defences (legal or equitable) the assertion or exercise of which would in any way diminish the liability of the Guarantors under the Guarantees and Indemnities.

ARTICLE 10
MISCELLANEOUS

10.1 Reliance and Non-Merger

        All covenants, agreements, representations and warranties of the Borrower or any Guarantor made herein or in any other Loan Document or in any certificate or other document signed by any of its directors or officers and delivered by or on behalf of any of them pursuant hereto or thereto are material, shall be deemed to have been relied upon by the Lender notwithstanding any investigation heretofore or hereafter made by the Lender or Lender's Counsel or any employee or other representative of any of them and shall survive the execution and delivery of this Agreement and the other Loan Documents until there are no Loans outstanding and the Lenders shall have no further obligation to make Advances hereunder. For clarity, this Section 10.1 shall in no way affect the survival of those provisions of this Agreement or any Loan Document which by their terms are stated to survive termination of this Agreement.

10.2 Confidentiality

        The Lender will maintain on a confidential basis (except as otherwise permitted hereunder or as required by Applicable Law) all information relating to the Borrower and the Guarantors and their respective Subsidiaries provided to it hereunder by and on behalf of the Borrower or any of the Guarantors or obtained in respect of any diligence conducted in respect hereof; provided, however, that this Section 10.2 shall not apply to any information which (i) was lawfully in the public domain at the time of communication to the Lender, (ii) lawfully enters the public domain through no fault of the Lender subsequent to the time of communication to the Lender, (iii) was lawfully in the possession of the Lender free of any obligation of confidence at the time of communication to the Lender, or (iv) was lawfully communicated to the Lender free of any obligation of confidence subsequent to the time of initial communication to the Lender.

10.3 No Set-Off

        To the fullest extent permitted by law, the Borrower and each Guarantor shall make all payments under the Loan Documents regardless of, but without prejudice to or otherwise releasing the Lender of or from, any liability, defense or counterclaim, including, without limitation, any defense or counterclaim based on any law, rule or policy which is now or hereafter promulgated by any Governmental Authority which may adversely affect the Borrower's or such Guarantor's obligation to make, or the Lender's right to receive, such payments. The Borrower and each Guarantor grants to the Lender the right to set off all accounts, credits or balances owed by the Lender to the Borrower or such Guarantor, as applicable, against the aggregate amount of principal, interest, fees and other amounts due hereunder or under any other Loan Document when any such amount shall become due and payable, whether at maturity, upon acceleration of maturity thereof or otherwise.

10.4 Employment of Experts

        The Lender may, at any time and from time to time, at the Borrower's cost, retain and employ legal counsel, independent accountants and other experts in order to perform or assist it in the performance of its rights and powers under this Agreement or the other Loan Documents and will advise the Borrower at any time that it elects to do so.

10.5 Reliance by Lender

        The Lender shall be entitled to rely upon any schedule, certificate, statement, report, notice or other document or written communication (including any facsimile, telex or other means of electronic communication) of the Borrower, any Guarantor or MEC believed by it to be genuine and correct.

10.6 Notices

        Any notice or other communication which may be or is required to be given or made pursuant to this Agreement shall be deemed to have been sufficiently and effectively given if signed by or on behalf of the party giving notice and sent by either personal service or paid registered mail to the party for which it is intended at its address as follows:

  (a)
  if to the Borrower, at:

  One Remington Place
  Oklahoma City
  Oklahoma 73111

  Fax: 405-425-3297
  Attention: General Manager

  with a copy to:

  Magna Entertainment Corp.
  337 Magna Drive
  Aurora, Ontario
  L4G 7K1

  Fax: 905-726-7448
  Attention: Legal Department

  (b)
  if to the Lender, at:

  MID Islandi sf. Zug Branch
  Baarerstrasse 16, CH-6304 Zug Switzerland

  Fax: +41 41 725 27 25
  Attention: Thomas Schultheiss, Branch Manager

  with a copy to:

  MI Developments Inc.
  455 Magna Drive
  Aurora, Ontario, CANADA L4G 7A9

  Fax: 905-726-2095
  Attention: General Counsel

  (c)
  if to the Gulfstream Guarantor, at:

  Gulfstream Park Racing Association, Inc.
  901 South Federal Highway
  Hallandale Beach, Florida
  33009-7199

  Fax: 954-457-6497
  Attention: President

  (d)
  if to the Palm Meadows Guarantor, at:

  Palm Meadows Thoroughbred Training Facility
  8898 Lyons Road
  Boynton Beach, FL 33437 USA

  Fax: 561.731.3905
  Attention: Chief Financial Officer

  in each case, with a copy to:

  Magna Entertainment Corp.
  337 Magna Drive
  Aurora, Ontario
  L4G 7K1

  Attention: Legal Department
  Fax: 905-726-7448

        Any notice or communication which may or is required to be given or made shall be made or given as herein provided or to such other address or in care of such other officer as a party may from time to time advise to the other parties hereto by notice in writing as aforesaid. The date of receipt of any such notice shall be the date of delivery of such notice if served personally or, if mailed as aforesaid, shall be deemed to be the fifth (5th) Business Day next following the date of such mailing. If at the date of any such mailing or on or before the third (3rd) Business Day thereafter there is a general interruption in the operation of the postal service in the United States of America which does or is likely to delay delivery by mail of such notice, to the extent possible, shall be served personally.

10.7 Further Assurances

        Whether before or after the happening of an Event of Default, the Borrower and each Guarantor shall at its own expense do, make, execute or deliver, or cause to be done, made, executed or delivered by its Subsidiaries or other Persons, all such further acts, documents and things in connection with the Loan and the Loan Documents as the Lender may reasonably require from time to time for the purpose of giving effect to the Loan Documents all within a reasonable period of time following the request of the Lender.

10.8 Assignment

        The Loan Documents shall enure to the benefit of the Lender, its successors and assigns, and shall be binding upon the Borrower and the Guarantors, and their respective successors and assigns. Neither the Borrower nor any of the Guarantors shall assign, sell, convey or otherwise transfer any of its rights or obligations under the Loan or the Loan Documents. The Lender, may assign, sell, convey, grant participations in, pledge, or otherwise transfer all or any part of its rights or obligations under the Loan and the Loan Documents as follows (each a "Permitted Lender Assignee"): (a) at any time, to any Affiliate of the Lender, without the Borrower's or the Guarantors' consent; (b) at any time during which an Event of Default has occurred and is continuing, to any third party, without the Borrower's or any Guarantor's consent; and (c) at any time, with the Borrower's consent, not to be unreasonably withheld. Any Permitted Lender Assignee shall provide written notice to the Borrower and the Guarantors of such assignment and its assumption of the obligations of the Lender hereunder and thereafter shall be entitled to the performance of all of the Borrower's and the Guarantors' agreements and obligations under the Loan and the Loan Documents and shall be entitled to enforce all the rights and remedies of the Lender under the Loan Documents, for the benefit of such Permitted Lender Assignee, as fully as if such Permitted Lender Assignee was herein by name specifically given such rights and remedies. Each of the Borrower and the Guarantors expressly agrees that it will assert no claims or defenses that it may have against the Lender against any Permitted Lender Assignee, except those specifically available under this Agreement. In the event that the Borrower or any Guarantor shall become directly liable for any additional charges or levies by any Governmental Authority in consequence of the operation of this Section 10.8, the Borrower shall give the Lender notice thereof and thereafter the Lender shall indemnify the Borrower or the Guarantor, as applicable, in full for any such charges or levies. The Borrower and the Guarantors shall be given written notice of any such assignment. The Borrower and the Guarantors shall cooperate with and perform the reasonable requirements of the Permitted Lender Assignee, but the costs and expenses, including reasonable legal fees and disbursements relating directly to or arising directly out of any such assignment shall not be the expense of the Borrower or the Guarantors.

10.9 Disclosure of Information to Potential Permitted Lender Assignees

        The Borrower and the Guarantors agree that the Lender shall have the right (but shall be under no obligation) to make available to any potential Permitted Lender Assignee any and all information which the Lender may have pursuant to the Loan Documents, provided such disclosure is not in violation of any applicable securities laws, rules or regulations and such potential Permitted Lender Assignee enters into a typical and customary confidentiality agreement in favour of the Borrower and the Guarantors.

10.10 Right to Cure

        The Lender may from time to time, in its sole and absolute discretion (but shall have no obligation to do so), for the Borrower's account and at the Borrower's expense, pay any amount or do any act required of the Borrower or a Guarantor hereunder or required under the Loan Documents or requested by the Lender to preserve, protect, maintain or enforce the Loan, any of the Properties or any other Collateral, and which the Borrower or a Guarantor fails to pay or do or cause to be paid or done, including, without limitation, payment of insurance premiums, taxes or assessments, warehouse charge, finishing or processing charge, landlord's claim, and any other lien upon or with respect to the Properties or any other Collateral. Any payment made or other action taken by the Lender pursuant to this Section shall be without prejudice to any right to assert an Event of Default hereunder and to pursue the Lender's other rights and remedies with respect thereto.

10.11 Forbearance by the Lender Not a Waiver

        Any forbearance by the Lender in exercising any right or remedy under any of the Loan Documents, or otherwise afforded by Applicable Law, shall not be a waiver of or preclude the exercise of any right or remedy. The Lender's acceptance of payment of any sum secured by any of the Loan Documents after the due date of such payment shall not be a waiver of the Lender's right to either require prompt payment when due of all other sums so secured or to declare a default for failure to make prompt payment. The procurement of insurance or the payment of taxes or other liens or charges by the Lender shall not be a waiver of the Lender's right to accelerate the maturity of the Loan, nor shall the Lender's receipt of any awards, proceeds or damages operate to cure or waive the Borrower's, or any of the Guarantors' default in payment or sums secured by any of the Loan Documents. With respect to all Loan Documents, only waivers made in writing by the Lender shall be effective against the Lender.

10.12 Waiver of Statute of Limitations and Other Defenses

        The Borrower and Guarantors hereby waive the right to assert any statute of limitations or any other defense as a bar to the enforcement of the lien created by any of the Loan Documents or to any action brought to enforce any obligation secured by any of the Loan Documents.

10.13 Relationship and Indemnity

        The relationship between the Lender and the Borrower and the Guarantors shall be that of creditor-debtor only. No term in this Agreement or in the other Loan Documents, nor any shareholder or other Affiliate relationship between the parties, and no course of dealing between the parties shall be deemed to create any relationship of agency, partnership or joint venture or any fiduciary duty by the Lender to any other party.

        To the fullest extent permitted by law, the Borrower and the Guarantors hereby agree to indemnify, protect, hold harmless and defend the Lender, its successors, assigns and members, shareholders, directors, officers, employees, and agents from and against any and all losses, damages, costs, expenses (including reasonable attorneys' fees (including, but not limited to, all appellate level and post-judgment proceedings)), claims, proceedings, penalties, fines and other sanctions arising from or relating to the transactions contemplated by this Agreement and the other Loan Documents, and which arise out of or relate to (a) environmental matters, (b) breach by the Borrower and/or the Guarantors of any of their respective representations, warranties or covenants set forth in this Agreement and the other Loan Documents, (c) any acts or omissions of the Borrower and/or the Guarantors or any agent or contractor thereof, and (d) the business of the Borrower and/or the Guarantors. Upon written request by an indemnitee, the Borrower and the Guarantors will undertake, at their own costs and expense, on behalf of such indemnitee, using counsel satisfactory to the indemnitee in such indemnitee's reasonable discretion, the defense of any legal action or proceeding whether or not such indemnitee shall be a party and for which such indemnitee is entitled to be indemnified pursuant to this Section. At the Lender's option, the Lender may, at the Borrower's and/or the Guarantors' expense, prosecute or defend any action involving the priority, validity or enforceability of the Mortgages. The obligations of the Borrower and the Guarantors under this Section 10.13 shall survive the payment and performance of the Indebtedness, liabilities and obligations of the Borrower and the Guarantors under, and the termination and release by the Lender of, this Agreement and the other Loan Documents.

10.14 Time of Essence

        Time is of the essence of this Agreement and each of the other Loan Documents and the performance of each of the covenants and agreement contained herein and therein.

10.15 Service of Process/Venue

        The Borrower and each Guarantor hereby consents to service of process, and to be sued, in the State of Oklahoma and consents to the jurisdiction of the state and federal courts where any of the Properties is located as well as the jurisdiction of all courts from which an appeal may be taken from such courts, for the purpose of any suit, or other proceeding arising out of any of their obligations hereunder, and expressly waive any and all objections they may have as to venue in any such courts. Further, in the Lender's sole and absolute discretion, suits to enforce this Agreement or in any way relating to the subject matter of this Agreement may be brought by the Lender in any court located within the State or County where any portion of the real property included in any of the Properties is located or in the United States District Court having jurisdiction over all or any portion of the real property included in any of the Properties.

10.16 Jury Trial Waiver

        THE BORROWER, THE GUARANTORS AND THE LENDER HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, OR RELATED TO, THE SUBJECT MATTER OF THIS AGREEMENT AND THE BUSINESS RELATIONSHIP THAT IS BEING ESTABLISHED. THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE BY THE BORROWER, THE GUARANTORS AND THE LENDER, THE BORROWER AND EACH GUARANTOR ACKNOWLEDGE THAT NEITHER THE LENDER NOR ANY PERSON ACTING ON BEHALF OF THE LENDER HAS MADE ANY REPRESENTATIONS OF FACT TO INCLUDE THIS WAIVER OF TRIAL BY JURY OR HAS TAKEN ANY ACTIONS WHICH IN ANY WAY MODIFY OR NULLIFY ITS EFFECT. THE BORROWER, EACH GUARANTOR AND THE LENDER ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH OF THEM HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH OF THEM WILL CONTINUE TO RELY ON THIS WAIVER IN THEIR RELATED FUTURE DEALINGS. THE BORROWER, EACH GUARANTOR AND LENDER FURTHER ACKNOWLEDGE THAT THEY HAVE BEEN REPRESENTED (OR HAVE HAD THE OPPORTUNITY TO BE REPRESENTED) IN THE SIGNING OF THIS AGREEMENT AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL.

10.17 Final Agreement/Modification

        This Agreement, together with the other Loan Documents supersedes the term sheet dated July 21, 2005 and is intended as the final expression of the agreement between the Borrower, the Guarantors and the Lender. All prior discussions, negotiations and agreements, including the said term sheet, are of no further force and effect. This Agreement can be modified only in writing executed by all parties and the written agreement may not be contradicted by any evidence of any alleged oral agreement.

10.18 Continuing Agreement

        This Agreement shall in all respects be a continuing agreement and shall remain in full force and effect (notwithstanding, without limitation, the death, incompetency or dissolution of any of the Borrower or any of the Guarantors).

10.19 No Third Party Beneficiaries

        This Agreement, the Security and the other Loan Documents are made for the sole benefit of the Lender, the Borrower and the Guarantors and no other party shall have any legal interest of any kind under or by reason of any of the foregoing. Whether or not the Lender elects to employ any or all the rights, powers or remedies available to it under any of the foregoing, the Lender shall have no obligation or liability of any kind to any third party by reason of any of the foregoing or any of the Lender's actions or omissions pursuant thereto or otherwise in connection with this transaction.

10.20 Appointment of Administrative Agent

        The Lender may, at its discretion, following written notice to the Borrower, appoint and authorize an administrative agent (an "Administrative Agent") to act as its agent hereunder and under the other Loan Documents with such powers as are expressly delegated to such Administrative Agent by the terms of such appointment, together with such other powers as are reasonably incidental thereto but subject always to the terms of this Agreement. Any such Administrative Agent may resign at any time by giving 10 days' prior written notice thereof to the Borrower and the Lender, and the Administrative Agent may be removed at any time with or without cause by the Lender. Upon any such resignation or removal, the Lender shall have the right to appoint a successor Administrative Agent.

10.21 No Brokers

        Each of the Borrower and the Guarantors, on the one hand, and the Lender, on the other hand, warrants and represents to the other that it has not employed any broker or agent in connection with the transaction contemplated hereby. Each of the Borrower and the Guarantors, on the one hand, and the Lender, on the other hand, shall indemnify and hold the other harmless from any loss or cost suffered or incurred by it as a result of any commission owed to any broker or agent claiming a commission due as a result of representing such party (or any of its Affiliates) with respect hereto.

10.22 Execution in Counterparts

        This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

10.23 Contribution by Guarantors with Respect to Indebtedness

        To the extent that any Guarantor shall make a payment (a "Guarantor Payment") under its Guarantee and Indemnity given in connection with this Agreement, which, taking into account all other Guarantor Payments then previously or concurrently made by any other Guarantor, exceeds the amount which otherwise would have been paid by or attributable to such Guarantor if each Guarantor had paid the aggregate Indebtedness satisfied by such Guarantor Payment in the same proportion as such Guarantor's "Allocable Amount" (as defined below) (as determined immediately prior to such Guarantor Payment) bore to the aggregate Allocable Amounts of each of the Guarantors as determined immediately prior to the making of such Guarantor Payment, then, following irrevocable payment in full in cash of the Guarantor Payment, and the Indebtedness, and termination of this Agreement, such Guarantor shall be entitled to receive contribution and indemnification payments from, and be reimbursed by, the other Guarantor for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Guarantor Payment.

        As of any date of determination, the Allocable Amount of any Guarantor shall be equal to the maximum amount of the claim which could then be recovered from such Guarantor under its Guarantee and Indemnity given in connection with this Agreement without rendering such claim voidable or avoidable under Section 548 of Chapter 11 of the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law.

        This Section 10.23 is intended only to define the relative rights of the Guarantors, and nothing set forth in this Section 10.23 is intended to or shall impair the obligations of the Guarantors, jointly and severally, to pay any amounts as and when the same shall become due and payable in accordance with the terms of the respective Guarantees and Indemnity given by each of them in connection with this Agreement.

        The parties hereto acknowledge that the rights of contribution and indemnification hereunder shall constitute assets of the Guarantor or Guarantors to which such contribution and indemnification is owing.

        The rights of the indemnifying Guarantors against other Guarantors under this Section 10.23 shall be exercisable only upon the full and irrevocable payment of the Indebtedness in cash and the termination of this Agreement, including, without limitation, the termination of the Loan commitment hereunder.

10.24 Successors and Assigns Bound; Joint and Several Liability and Agents

        The covenants and agreements contained in the Loan Documents shall bind, and the rights thereunder shall inure to, the respective permitted successors and assigns of the Lender, the Borrower and the Guarantors, subject to the provisions of this Agreement. Subject to Section 10.23, all covenants and agreements of the Borrower and the Guarantors shall be joint and several. In exercising any rights under the Loan Documents or taking any actions provided for therein, the Lender may act through its employees, agents or independent contractors as authorized by the Lender.

10.25 Loss of Remington Note

        Upon notice from the Lender of the loss, theft, or destruction of the Remington Note and upon receipt of an indemnity reasonably satisfactory to the Borrower from the Lender, or in the case of mutilation of the Remington Note, upon surrender of the mutilated Remington Note, the Borrower shall make and deliver a new note of like tenor in lieu of the then to be superseded Remington Note.

10.26 Acknowledgment

        THE BORROWER AND EACH GUARANTOR ACKNOWLEDGE THAT THEY HAVE THOROUGHLY READ AND REVIEWED THE TERMS AND PROVISIONS OF THIS AGREEMENT, THE ATTACHED SCHEDULES AND THE LOAN DOCUMENTS AND ARE FAMILIAR WITH THE TERMS OF SAME; THAT THE TERMS AND PROVISIONS CONTAINED IN THIS AGREEMENT HAVE BEEN THOROUGHLY READ BY THE BORROWER AND EACH GUARANTOR AND ARE CLEARLY UNDERSTOOD AND FULLY AND UNCONDITIONALLY CONSENTED TO BY THE BORROWER AND EACH GUARANTOR. THE BORROWER AND EACH GUARANTOR HAVE HAD FULL BENEFIT AND ADVICE OF COUNSEL OF THEIR SELECTION IN REGARD TO UNDERSTANDING THE TERMS, MEANING, AND EFFECTS OF THIS AGREEMENT. THE BORROWER AND EACH GUARANTOR FURTHER ACKNOWLEDGE THAT THEIR EXECUTION OF THIS AGREEMENT AND THE LOAN DOCUMENTS IS DONE FREELY, VOLUNTARILY AND WITH FULL KNOWLEDGE, AND WITHOUT DURESS, AND THAT IN EXECUTING THIS AGREEMENT AND THE LOAN DOCUMENTS, THE BORROWER AND EACH GUARANTOR HAVE RELIED ON NO OTHER REPRESENTATIONS, EITHER WRITTEN OR ORAL, EXPRESS OR IMPLIED, MADE TO THEM BY ANY OTHER PARTY TO THE AGREEMENT; AND THAT THE CONSIDERATION RECEIVED BY THE BORROWER AND EACH GUARANTOR UNDER THIS AGREEMENT AND THE LOAN DOCUMENTS HAS BEEN ACTUAL AND ADEQUATE.

        IN WITNESS WHEREOF, the parties hereto have executed this Loan Agreement or have caused the same to be executed by their duly authorized representatives as of the date first above written.

REMINGTON PARK, INC.
by:	/s/ Blake Tohana Name: Blake Tohana Title: Executive Vice-President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

GPRA THOROUGHBRED TRAINING CENTER INC.
by:	/s/ Blake Tohana Name: Blake Tohana Title: Executive Vice-President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

GULFSTREAM PARK RACING ASSOCIATION, INC.
by:	/s/ Blake Tohana Name: Blake Tohana Title: Executive Vice-President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

MAGNA ENTERTAINMENT CORP.
by:	/s/ Blake Tohana Name: Blake Tohana Title: Executive Vice-President and Chief Financial Officer
by:	/s/ Mary Lyn Seymour Name: Mary Lyn Seymour Title: Controller
We have authority to bind the Corporation.

MID ISLANDI SF., ACTING THROUGH ITS ZUG BRANCH
by:	/s/ Thomas Schultheiss Name: Thomas Schultheiss Title: Branch Manager
by:	/s/ Herta Kessler Name: Herta Kessler Title: Branch Manager

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LOAN AGREEMENT (Remington Park Construction Facility, Oklahoma) July 22, 2005
TABLE OF CONTENTS
LOAN AGREEMENT
ARTICLE 1 DEFINITIONS
ARTICLE 2 THE LOAN
ARTICLE 3 PAYMENTS AND INTEREST
ARTICLE 4 ADVANCES UNDER THE LOAN
ARTICLE 5 SECURITY FOR LOAN
ARTICLE 6 REPRESENTATIONS AND WARRANTIES
ARTICLE 7 AFFIRMATIVE COVENANTS
ARTICLE 8 NEGATIVE COVENANTS
ARTICLE 9 EVENTS OF DEFAULT; ACCELERATION OF INDEBTEDNESS
ARTICLE 10 MISCELLANEOUS